Third Quarter 2009 Report to Shareholders

BMO Financial Group Reports Good Third Quarter Results with Record Revenues
Momentum Continues in Personal and Commercial Banking Canada with Strong Growth in Revenue and Net Income
Good Performance in BMO Capital Markets Businesses, Benefiting from Diversified Business Mix and Market Opportunities
Tier 1 Capital Ratio Remains Strong, increasing to 11.71%

Financial Results Highlights:
Third Quarter 2009 Compared with Third Quarter 2008:
•	Net income of $557 million, up $36 million or 6.9% from a year ago

•	EPS[1] of $0.97 and cash EPS[2] of $0.98, down $0.01 and $0.02, respectively, from a year ago

•	Adjusted cash EPS[2] of $1.05 after excluding an increase in the general allowance of $39 million after tax ($0.07 per share)

•	Provisions for credit losses of $417 million, comprised of $357 million of specific provisions and a $60 million increase in the general allowance, compared with provisions of $484 million, comprised of $434 million of specific provisions and a $50 million increase in the general allowance

•	BMO’s Tier 1 Capital Ratio remains strong, increasing to 11.71%
Year-to-Date 2009 Compared with a Year Ago:
•	Net income of $1,140 million, compared with $1,418 million in 2008

•	EPS of $1.97 compared with $2.70 and cash EPS of $2.01 compared with $2.75

•	Adjusted cash EPS of $3.07 after excluding capital markets environment charges of $439 million after tax ($0.84 per share) from the first and second quarters, severance costs of $80 million after tax ($0.15 per share) from the second quarter and an increase in the general allowance of $39 million after tax ($0.07 per share) from the third quarter
Toronto, August 25, 2009 – For the third quarter ended July 31, 2009, BMO Financial Group reported net income of $557 million or $0.97 per common share. Canadian personal and commercial banking reported strong results with net income of $356 million, up $41 million or 13% from a year ago, and BMO Capital Markets net income grew by $80 million or 30% to $343 million.
          Today, we announced a fourth-quarter dividend of $0.70 per common share, unchanged from the preceding quarter and reflective of an annual dividend of $2.80 per common share.
          “The elements we have put in place over the past three years to strengthen our core businesses - and our focus on building a strong, distinct, and clear presence in the marketplace – are yielding dividends and showing up in the bottom line,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “We’re successfully executing on our strategy of providing customers with a value proposition that helps them make sense of their banking and investing.
          “P&C Canada had a very good quarter with $356 million in net income – up 13% from a year ago. Commercial banking was particularly strong with revenue growth of 17% and increasing market share for loans to small and medium-sized businesses that has now surpassed 20%. Our personal banking customer loyalty scores continue to improve year over year and, most importantly, customers are turning into advocates. And, in their recently announced Best Banking Awards for 2009, global market research firm Synovate recognized BMO Bank of Montreal as showing the most improvement among the Big 5 banks by winning three awards, including the Branch Service Excellence award. BMO Capital Markets also had a strong quarter as the low-interest rate environment – coupled with our strong liquidity and capital positions – has allowed us to capitalize on market opportunities. Trading revenues were up significantly from a year ago as was corporate banking net interest income. The Private Client Group’s results increased from the second quarter as broker revenues and mutual fund assets increased amid improving equity markets. Our U.S. retail banking franchise customer loyalty scores remain strong while competitor loyalty scores deteriorate. Our realized loan losses are below the peer group average and retention of maturing deposits is high, reflecting our continued commitment to providing the right products and services to our customers.
          “Overall, our businesses had a good quarter. We are seeing positive signs that the economic environment is starting to turn from challenging to more normal conditions and BMO is well-positioned for further growth as conditions continue to improve,” concluded Mr. Downe.

1	All earnings per share (EPS) measures in this document refer to diluted EPS unless specified otherwise.

2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results are outlined in the Non-GAAP Measures section at the end of Management’s Discussion and Analysis (MD&A), where such non-GAAP measures and their closest GAAP counterparts are outlined. Adjusted cash EPS is also a non-GAAP measure; please see details in the Notable Items section and also the Non-GAAP Measures section.

Segment Overview
P&C Canada
Net income was $356 million, up $41 million or 13% from a year ago. Revenue increased across each of our personal, commercial and cards businesses, led by volume growth across most products and an improved net interest margin. We continue to achieve strong results in difficult market conditions.
          We are maintaining our commitment to helping customers choose the best solutions for them in the current economic environment. As a result, we continue to narrow the gap to the industry leader on both personal and commercial loyalty scores relative to a year ago.
          In personal banking, our focus on improving performance management, investing in our branch network and new product offerings has led to improved revenues and accelerating growth in deposit products. During the quarter we introduced BMO SmartSteps to help customers save, borrow wisely and manage their financial affairs in a few simple steps. Year to date, we have opened eight new branches, redeveloped five and renovated three. We have also closed 88 in-store branches, reflecting our customers’ preferences for the services of a full-service bank offering professional advice and relationship management capabilities, combined with the convenience of online banking channels.
          In commercial banking, we are progressing toward our goal of becoming the bank of choice for businesses across Canada. We rank second in Canadian business banking market share. BMO continues to make credit available to our small and medium-sized business clients. Although loan growth was relatively flat, we increased our market share 21 basis points year over year and 13 basis points quarter over quarter to 20.1%.
          We are also growing our cards business while being prudently attentive to the current credit environment. We simplified and enhanced our entire suite of credit card products by eliminating annual fees for 400,000 customers and doubling AIR MILES rewards for another 1.2 million customers. For the fourth consecutive year, our group was awarded the Global Quality Standards Platinum award from MasterCard Worldwide, an acknowledgement of superior performance in the key areas that affect customer experience when making a purchase.
          Effective in the third quarter, the term investments business has moved to P&C Canada where it is now better aligned with P&C’s retail product strategy. At the same time, all of BMO’s insurance businesses now operate within Private Client Group.
P&C U.S. (all amounts in U.S. $)
Net income was $23 million, down $5 million or 16% from a year ago. Cash net income was $29 million, down $6 million or 15%. Results benefited from improved loan spreads and deposit retention as well as increased gains on the sale of mortgages.
          Cash net income has exceeded $40 million for the last five quarters and was at its highest in the current quarter at $43 million, on a basis that adjusts for the impact of impaired loans, integration costs and Visa gains and charges.
          Net income increased $2 million or 16% from the second quarter as net interest margin improved due to higher lending spreads.
          There are higher levels of impaired loans and the costs of managing this portfolio have increased, reducing earnings in the current quarter by $13 million, compared with a $5 million reduction a year ago.
          Revenue decreased $1 million or 0.5% from a year ago. Revenue increased $8 million or 3.3% excluding the impact of the impaired loan portfolio, largely driven by mortgage sale gains. Net interest margin increased from last year due to new deposit generation and pricing actions.
          We are maintaining our strong focus on new customer acquisition in both the consumer and commercial businesses and continuing to make loans and provide deposit services to our customers, while managing expenses. These efforts should position us well as we come out of the current economic downturn. Mortgage originations are strong, with the majority of loans originated sold in the secondary market. We have eliminated high loan-to-value products in home equity. We have enhanced our loan quality review for underwriting groups, implemented an updated loan-to-value line management strategy and enhanced our monitoring practices. On the deposit side, we are seeing high retention rates of maturing deposits, reflecting our continued commitment to provide the right products and services for our customers.
          The Harris Contact Center was recently certified as a Center of Excellence by Purdue University’s Center for Customer-Driven Quality (CCDQ). This is a great accomplishment. The CCDQ is a recognized leader in benchmarking and certifying contact centers with only 10% of applicants earning the designation.
          Our Retail Net Promoter Score, a measure of the strength of customer loyalty, remains strong and consistent, at a time when the scores of a number of our competitors have deteriorated.

BMO Financial Group Third Quarter Report 2009 • 1

Private Client Group
Effective in the third quarter, all of BMO’s insurance businesses now operate within Private Client Group (PCG), better aligning our wealth management strategy and bringing our insurance capabilities and skill-sets together. At the same time, the term investments business has moved to P&C Canada where it is now better aligned with P&C’s retail product strategy.
          Net income for the quarter was $120 million, an increase of $42 million or 54% from the second quarter. All of our lines of business achieved revenue growth, as we remain focused on continuing to deliver the high level of service and advice that our clients expect, especially in the current economic environment.
          PCG net income excluding the insurance business was $53 million, up $6 million or 14% from the second quarter, as revenue grew by 8.3% amid improved equity markets and a continued focus on attracting new client assets. Assets under management and administration improved by $6 billion or 2.7% and by 6.5% in source currency.
          Net income in the insurance business amounted to $67 million, including a $23 million recovery of prior periods’ income taxes. The BMO Life Assurance acquisition increased net income by $3 million as the prior quarter only included one month of its earnings.
          Private Client Group net income in the third quarter decreased $5 million or 4.2% from the same quarter a year ago, reflective of challenging equity markets and a low interest rate environment. Net income in the current quarter benefited from the recovery of prior periods’ income taxes and the BMO Life Assurance acquisition.
          Private Client Group entered the exchange traded fund (ETF) market by launching four new funds in the quarter to expand the investment options available to our clients. This makes us the only major Canadian financial institution to offer a family of these low-cost, easy-to-understand, risk-diversifying investment products. Our initial suite offers investors the primary building blocks of a clear and well-diversified investment portfolio and consists of the BMO Canadian Government Bond Index ETF, BMO Dow Jones Canada Titans 60 Index ETF, BMO U.S. Equity Index ETF and BMO Dow Jones Diamonds SM Index ETF.
BMO Capital Markets
Net income for the quarter was $343 million, an increase of $80 million or 30% from a year ago. No charges in respect of the capital markets environment have been designated as notable items this quarter in light of the relative insignificance of the amounts. Results a year ago were lowered by a net $14 million that included charges in respect of the capital markets environment of $134 million ($96 million after tax) as described in the Notable Items section at the end of the MD&A, as well as an $82 million recovery of prior periods’ income taxes.
          The strong performance in the quarter compared to a year ago was driven by significantly higher trading revenues as well as improved performance in corporate banking. This quarter’s results reflect the strength and resilience of our core businesses and demonstrate the benefits of maintaining a dynamic and diversified portfolio. The diversification of our business mix was reflected in growth in debt underwriting fees in Canada and public finance in the United States. We continue to expand our U.S. distribution channel in terms of financial products and third-party distributors, resulting in increased revenue.
          BMO Capital Markets was involved in 115 new issues in the quarter including 33 corporate debt deals, 29 government debt deals, 48 common equity transactions and five issues of preferred shares, raising $50.6 billion, up $3.5 billion from last quarter.
Corporate Services
The net loss was $287 million in the quarter with approximately one-half due to provisions for credit losses and the balance due primarily to low revenue. The net loss decreased from the second quarter primarily due to the severance charges recorded in that quarter. There was significant improvement in net interest income due in part to management actions to lower the negative carry on certain asset-liability interest rate and liquidity positions and to more stable market conditions. Overall revenue fell slightly as non-interest revenue decreased due in large part to lower securitization revenue and to mark-to-market losses on certain hedging activities compared to gains in the second quarter. The loan portfolio continues to be impacted by negative credit risk migration as expected but the pace of negative migration is slowing in a number of areas.
          BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the operating groups quarterly based on their share of expected credit losses over an economic cycle. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services.
          The foregoing contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

2 • BMO Financial Group Third Quarter Report 2009

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the nine months ended

	July 31,	April 30,	January 31,	October 31,	July 31,	Change from	July 31,	July 31,	Change from
	2009	2009	2009	2008	2008	July 31, 2008	2009	2008	July 31, 2008

Income Statement Highlights
Total revenue	$2,978	$2,655	$2,442	$2,813	$2,746	8.4%	$8,075	$7,392	9.2%
Provision for credit losses	417	372	428	465	484	(13.8)	1,217	865	40.7
Non-interest expense	1,873	1,888	1,841	1,818	1,782	5.1	5,602	5,076	10.4
Net income	557	358	225	560	521	6.9	1,140	1,418	(19.6)

Net Income by Operating Segment
P&C Canada	$356	$334	$308	$324	$315	13.0%	$998	$885	12.8%
P&C U.S.	25	25	34	12	28	(10.7)	84	84	0.0
PCG	120	78	73	84	125	(4.0)	271	368	(26.4)
BMO CM	343	249	179	290	263	30.4	771	421	83.1
Corporate Services (a)	(287)	(328)	(369)	(150)	(210)	(36.7)	(984)	(340)	(-100)

Common Share Data ($)
Diluted earnings per share	$0.97	$0.61	$0.39	$1.06	$0.98	$(0.01)	$1.97	$2.70	$(0.73)
Diluted cash earnings per share (b)	0.98	0.63	0.40	1.08	1.00	(0.02)	2.01	2.75	(0.74)
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	0.00	2.10	2.10	0.00
Book value per share	31.26	32.22	32.18	32.02	30.15	1.11	31.26	30.15	1.11
Closing share price	54.02	39.50	33.25	43.02	47.94	6.08	54.02	47.94	6.08
Total market value of common shares ($ billions)	29.6	21.5	17.9	21.7	24.2	5.4	29.6	24.2	5.4

As at
	July 31,	April 30,	January 31,	October 31,	July 31,	Change from
	2009	2009	2008	2008	2008	July 31, 2008

Balance Sheet Highlights
Assets	$415,361	$432,245	$443,174	$416,050	$375,047	10.7%
Net loans and acceptances (c)	173,558	179,650	190,099	186,962	175,882	(1.3)
Deposits	244,953	247,169	264,580	257,670	248,657	(1.5)
Common shareholders’ equity	17,144	17,561	17,371	16,158	15,207	12.7

	For the three months ended						For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,		July 31,	July 31,
	2009	2009	2008	2008	2008		2009	2008

Financial Measures (%) (d)
Average annual five year total shareholder return	4.0	(1.2)	(6.9)	0.9	5.1		4.0	5.1
Diluted earnings per share growth	(1.0)	(51.2)	(17.0)	21.8	(23.4)		(27.0)	(16.7)
Diluted cash earnings per share growth (b)	(2.0)	(50.0)	(18.4)	21.3	(23.1)		(26.9)	(16.4)
Return on equity	12.1	8.1	4.9	14.0	13.5		8.5	12.7
Cash return on equity (b)	12.3	8.4	5.2	14.3	13.7		8.7	12.9
Net economic profit (NEP) growth (b)	(35.1)	(+100)	(71.8)	+100	(56.5)		(+100)	(51.0)
Operating leverage	3.3	(11.1)	6.4	18.0	0.1		(1.2)	0.8
Cash operating leverage (b)	3.2	(11.0)	6.4	18.0	0.0		(1.2)	0.7
Revenue growth	8.4	1.3	20.5	27.9	7.5		9.2	3.4
Non-interest expense-to-revenue ratio	62.9	71.1	75.4	64.6	64.9		69.4	68.7
Cash non‑interest expense‑to‑revenue ratio (b)	62.5	70.7	75.0	64.2	64.5		69.0	68.2
Provision for credit losses-to-average loans and acceptances (annualized) (c)	0.94	0.79	0.90	1.01	1.10		0.88	0.67
Gross impaired loans and acceptances‑to‑equity and allowance for credit losses	12.75	12.95	11.91	11.34	9.09		12.75	9.09
Cash and securities-to-total assets ratio	30.0	28.2	28.2	29.1	29.6		30.0	29.6
Tier 1 capital ratio – Basel II	11.71	10.70	10.21	9.77	9.90		11.71	9.90
Credit rating
DBRS	AA	AA	AA	AA	AA		AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-		AA-	AA-
Moody’s	Aa1	Aa1	Aa1	Aa1	Aa1		Aa1	Aa1
Standard & Poor’s	A+	A+	A+	A+	A+		A+	A+

Financial Ratios (% except as noted) (d)
Twelve month total shareholder return	21.4	(15.2)	(37.7)	(27.9)	(24.4)		21.4	(24.4)
Dividend yield	5.18	7.09	8.42	6.51	5.84		5.18	5.84
Price-to-earnings ratio (times)	17.8	13.0	9.0	11.4	13.4		17.8	13.4
Market-to-book value (times)	1.73	1.23	1.03	1.34	1.59		1.73	1.59
Net economic profit (loss) ($ millions) (b)	79	(87)	(219)	145	122		(227)	261
Return on average assets	0.52	0.32	0.19	0.54	0.52		0.34	0.48
Net interest margin on average earning assets	1.74	1.55	1.51	1.71	1.58		1.60	1.50
Non-interest revenue-to-total revenue	50.8	49.7	45.6	49.9	53.3		48.9	50.5
Non-interest expense growth	5.1	12.4	14.1	9.9	7.4		10.4	2.6
Cash non-interest expense growth (b)	5.2	12.3	14.1	9.9	7.5		10.4	2.7
Total capital ratio – Basel II	14.32	13.20	12.87	12.17	12.29		14.32	12.29
Equity-to-assets ratio	4.7	4.6	4.3	4.3	4.5		4.7	4.5

All ratios in this report are based on unrounded numbers.
(a)	Corporate Services includes Technology and Operations.
(b)	Refer to the “Non-GAAP Measures” section of Management’s Discussion and Analysis for an explanation of cash results and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(c)	Effective in the first quarter of 2009, securities borrowed or purchased under resale agreements are excluded from net loans and acceptances and credit statistics. All comparative figures have been restated.
(d)	For the period ended, or as at, as appropriate.

Management’s Discussion and Analysis
MD&A commentary is as of August 25, 2009. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended July 31, 2009, included in this document, and the annual MD&A for the year ended October 31, 2008, included in BMO’s 2008 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Unaudited) (Canadian $ in millions, except as noted)	Q3-2009		vs. Q3-2008		vs. Q2-2009	YTD-2009		vs. YTD-2008

Net interest income	1,466	184	14%	131	10%	4,128	465	13%
Non-interest revenue	1,512	48	3%	192	15%	3,947	218	6%

Revenue	2,978	232	8%	323	12%	8,075	683	9%
Specific provision for credit losses	357	(77)	(18%)	(15)	(4%)	1,157	402	53%
Increase in the general allowance	60	10	20%	60	100%	60	(50)	(45%)

Total provision for credit losses	417	(67)	(14%)	45	12%	1,217	352	41%
Non-interest expense	1,873	91	5%	(15)	(1%)	5,602	526	10%
Provision for (recovery of) income taxes	112	171	+100%	94	+100%	59	81	+100%
Non-controlling interest in subsidiaries	19	1	2%	–	–	57	2	4%

Net income	557	36	7%	199	56%	1,140	(278)	(20%)

Amortization of acquisition-related intangible assets (after tax) (1)	9	–	–	(1)	(13%)	27	2	11%
Cash net income (2)	566	36	7%	198	54%	1,167	(276)	(19%)
Earnings per share – basic ($)	0.97	(0.03)	(3%)	0.36	59%	1.97	(0.76)	(28%)
Earnings per share – diluted ($)	0.97	(0.01)	(1%)	0.36	59%	1.97	(0.73)	(27%)
Cash earnings per share – diluted ($) (2)	0.98	(0.02)	(2%)	0.35	56%	2.01	(0.74)	(27%)
Return on equity (ROE)	12.1%		(1.4%)		4.0%	8.5%		(4.2%)
Cash ROE (2)	12.3%		(1.4%)		3.9%	8.7%		(4.2%)
Productivity ratio	62.9%		(2.0%)		(8.2%)	69.4%		0.7%
Cash productivity ratio (2)	62.5%		(2.0%)		(8.2%)	69.0%		0.8%
Operating leverage	3.3%		nm		nm	(1.2%)		nm
Cash operating leverage (2)	3.2%		nm		nm	(1.2%)		nm
Net interest margin on earning assets	1.74%		0.16%		0.19%	1.60%		0.10%
Effective tax rate	16.4%		28.6%		12.0%	4.7%		6.2%

Capital Ratios Tier 1 Capital Ratio	11.71%		1.81%		1.01%	11.71%		1.81%
Total Capital Ratio	14.32%		2.03%		1.12%	14.32%		2.03%
Net income:
Personal and Commercial Banking	381	38	11%	22	6%	1,082	113	12%
P&C Canada	356	41	13%	22	6%	998	113	13%
P&C U.S.	25	(3)	(8%)	–	–	84	–	–
Private Client Group	120	(5)	(4%)	42	54%	271	(97)	(26%)
BMO Capital Markets	343	80	30%	94	38%	771	350	83%
Corporate Services, including Technology and Operations (T&O)	(287)	(77)	(36%)	41	12%	(984)	(644)	(+100%)

BMO Financial Group Net Income	557	36	7%	199	56%	1,140	(278)	(20%)

(1)	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.
(2)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the MD&A, which outlines the use of non-GAAP measures in this document.
nm – not meaningful.
BMO Financial Group Third Quarter Report 2009 • 3

Management’s Responsibility for Financial Information
BMO’s CEO and CFO have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended July 31, 2009 and relating to the design of our disclosure controls and procedures and internal control over financial reporting.
          BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          There were no changes in our internal control over financial reporting during the quarter ended July 31, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
          As in prior quarters, BMO’s audit committee reviewed this document, including the unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.
          A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2008 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2009 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
          By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
          The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
          We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 and 31 of the BMO 2008 Annual Report, which outlines in detail certain key factors that may affect our future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
          Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality and risk of default and losses on default of the underlying assets of the structured investment vehicles were material factors we considered when establishing our expectations regarding the structured investment vehicles discussed in this document, including the amount to be drawn under the BMO liquidity facilities and the expectation that the first-loss protection provided by the subordinate capital notes will exceed future losses. Key assumptions included that assets would continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios, and that the level of defaults and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding challenging market conditions continuing.
          Assumptions about the level of defaults and losses on defaults were material factors we considered when establishing our expectation of the future performance of the transactions that Apex Trust has entered into. Key assumptions included that the level of defaults and losses on defaults would be consistent with historical experience. Material factors that were taken into account when establishing our expectations of the future risk of credit losses in Apex Trust included industry diversification in the portfolio, initial credit quality by portfolio and the first-loss protection incorporated into the structure.
          Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business, including those described under the heading Economic Outlook, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
4 • BMO Financial Group Third Quarter Report 2009

Economic Outlook
After having contracted for three consecutive quarters, the Canadian economy is expected to have resumed expanding this summer. Consumer spending has turned moderately higher in response to record-low interest rates, and housing markets have rebounded strongly due to improved affordability. Both are expected to expand further in the second half of the year, supporting growth in personal credit and residential mortgages. Business investment and loan growth, however, are likely to lag the consumer recovery given low rates of capacity utilization, the restructuring in the auto industry and softness in exports due to the strong Canadian dollar. The slow pace of the initial recovery could see unemployment rates rise above 9%, keeping inflation low and encouraging the Bank of Canada to hold overnight interest rates near zero until next summer. The Canadian dollar is expected to strengthen further, achieving parity with the U.S. dollar in 2010, as commodity prices should continue to strengthen in response to improved global demand.
          The U.S. economy is slowly emerging from a severe recession, with growth likely to resume in the current quarter as a result of expansive monetary and fiscal policies. Housing markets appear to have stabilized in response to record affordability and tax credits available to first-time home buyers. Consumer spending has also stabilized due to income tax cuts and the government’s motor vehicle incentive program, but will likely remain weak in the second half of the year in the face of high unemployment and debt repayment, keeping personal loan demand soft. Business investment and loan growth are also expected to remain weak due to massive spare capacity. The unemployment rate is projected to reach a 26-year high of more than 10% early next year. To encourage a strong recovery, the Federal Reserve is expected to hold overnight rates near zero until mid-2010. Capital market activities should strengthen further as credit markets and the economy improve.
          This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Effects of the Capital Markets Environment on Third Quarter Results
No charges in respect of the capital markets environment have been designated as notable items this quarter in light of the relative insignificance of the amounts. Credit valuation adjustments were favourable this quarter but were more than offset by mark-to-market losses on credit default swap positions that mitigate credit exposure in our loan portfolio. There was a small net charge in respect of a Canadian credit protection vehicle (Apex) this quarter including a charge in respect of a position that hedges realized losses on one-half of our exposure to the senior funding facility, net of a small mark-to-market gain on our investment in the Apex notes that we hold.
          Further details are provided in the Financial Instruments in the Difficult Credit Environment section and in the BMO Capital Markets section.

BMO Financial Group Third Quarter Report 2009 • 5

Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S. dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were increased relative to the third quarter of 2008 by the strengthening of the U.S. dollar in the past year, but lowered relative to the second quarter of 2009 by the weakening of the U.S. dollar in the third quarter. The average Canadian/U.S. dollar exchange rate in the third quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, rose by 10% from a year ago, but fell by 11% from the average of the second quarter. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q3-2009		YTD-2009 vs
(Canadian $ in millions, except as noted)	vs. Q3-2008	vs. Q2-2009	YTD-2008

Canadian/U.S. dollar exchange rate (average)
Current period	1.1102	1.1102	1.1925
Prior period	1.0122	1.2417	1.0057
Increased (decreased) revenue	75	(101)	383
Decreased (increased) expense	(40)	54	(228)
Decreased (increased) provision for credit losses	(23)	31	(131)
Decreased (increased) income taxes	5	(7)	25

Increased (decreased) net income	17	(23)	49

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S. dollar-denominated net income for that quarter. As such, the hedging activities partially mitigate the impact of exchange rate fluctuations within a single quarter; however, the hedging transactions are not designed to offset the impact of year-over-year or quarter-over-quarter fluctuations in exchange rates. The U.S. dollar strengthened in the first and second quarters. However, it weakened quite markedly over the course of the current quarter, as the exchange rate decreased from Cdn$1.1930 per U.S. dollar at April 30, 2009 to an average of Cdn$1.1102. Hedging transactions had no impact on results for the quarter and resulted in an after-tax loss of $1 million for the year to date. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar-denominated net income for the next three months.
          The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Other Value Measures
Net economic profit was $79 million (see the Non-GAAP Measures section), compared with $122 million in the third quarter of 2008 and negative $87 million in the second quarter.
          The total shareholder return (TSR) on an investment in BMO common shares was 39.0% in the third quarter and 21.4% for the twelve months ended July 31, 2009. BMO’s average annual TSR for the five-year period ended July 31, 2009 was 4.0%.
Net Income
Q3 2009 vs Q3 2008
Net income was $557 million for the third quarter of 2009, up $36 million or 6.9% from a year ago. Earnings per share were $0.97, compared with $0.98. Net income was reduced by an increase in the general allowance for credit losses of $60 million ($39 million after tax) and increased by a $23 million recovery of prior periods’ income taxes. Results a year ago included notable items totalling $126 million after tax and a $95 million benefit from a recovery of prior periods’ income taxes. The prior year notable items were comprised of capital markets environment charges of $134 million ($96 million after tax) in BMO Capital Markets and a $50 million ($30 million after tax) increase in the general allowance for credit losses.
          Specific provisions for credit losses were $357 million, down $77 million from a year ago when provisions were elevated by $247 million of charges in respect of two corporate accounts related to the U.S. housing market.
          P&C Canada net income increased a strong $41 million or 13% despite a slow economy. There was volume growth across most products and improved net interest margin.
          P&C U.S. net income decreased by Cdn$3 million (by US$5 million or 16%). Higher levels of impaired loans and related costs of managing this portfolio reduced net income in the quarter by US$13 million, compared with a US$5 million reduction a year ago.
          Private Client Group net income decreased $5 million or 4.2%, reflective of challenging equity markets and a low interest rate environment. Net income in the current quarter benefited from the previously-mentioned $23 million recovery of prior periods’ income taxes.
          BMO Capital Markets net income increased $80 million or 30%. Last year’s results included notable items, severance charges of $28 million ($19 million after tax) and the group’s $82 million share of the previously-mentioned $95 million recovery of prior periods’ income taxes. Revenues rose $280 million or 37% due to significantly higher trading revenues, mainly interest rate trading, and increased corporate banking revenues. Revenue growth also was impacted by last year’s charges in respect of the capital markets environment.
          Corporate Services had a net loss of $287 million in the quarter, compared with a net loss of $210 million in the prior year. Provisions for credit losses were better by $96 million as a result of lower provisions charged to Corporate under BMO’s application of the expected-loss-provisioning methodology. Revenues were worse by $129 million mainly due to the impact of credit card securitizations completed in 2008, the negative carry on certain asset-liability interest rate positions as a result of changes in market interest rates and the continued impact of funding activities that have enhanced our strong liquidity position.
Q3 2009 vs Q2 2009
Net income increased $199 million or 56%. Results in the third quarter were lowered by the $39 million after-tax increase in the general allowance but benefited from the previously-mentioned $23 million prior periods’ income tax recovery. Results in the second quarter were lowered by $235 million ($160 million after tax and $0.30 per share) in respect of notable items. These were comprised of capital markets environment charges of $117 million

6 • BMO Financial Group Third Quarter Report 2009

($80 million after tax) in BMO Capital Markets and severance costs of $118 million ($80 million after tax) recorded in Corporate Services. Notable items are summarized at the end of the MD&A.
          In P&C Canada, net income increased $22 million or 6.4%. Revenue rose $82 million or 6.4%, driven by volume growth, an improved net interest margin, higher activity fees, investment securities gains and three more calendar days in the current quarter. Non-interest expense increased $44 million or 6.3% due to higher performance-based compensation, three more days in the current quarter and severance costs to simplify our management structure.
          P&C U.S. net income rose US$2 million or 16% largely due to improved net interest margin, gains on mortgage sales and more calendar days in the current quarter, partially offset by an increase in costs of managing the impaired loan portfolio.
          Private Client Group net income increased $42 million or 54% due in part to the $23 million income tax recovery. Revenues increased $54 million or 12% due primarily to increases in revenue from the brokerage businesses and fee-based revenue in mutual funds on higher client assets as well as the acquisition of the BMO Life Assurance business. Non-interest expense increased $29 million or 8.1% primarily due to higher revenue-based costs and expenses associated with the BMO Life Assurance acquisition.
          BMO Capital Markets net income increased $94 million or 38%, due to a $221 million or 27% increase in revenues. There were significantly higher trading revenues, in part due to the large capital markets environment charges in the previous quarter reflected in trading revenues, and higher debt underwriting fees. These were partially offset by a reduction in net interest income from reduced corporate banking assets and lower equity underwriting and merger and acquisition fees.
          Corporate Services net loss improved $41 million from the second quarter primarily due to lower expenses. There were $118 million ($80 million after tax) of severance charges recorded in the second quarter. There was a $160 million improvement in net interest income due in part to management actions to lower the negative carry on certain asset-liability interest rate and liquidity positions and to more stable market conditions. Overall revenue fell slightly as non-interest revenue decreased, largely due to lower securitization revenues and mark-to-market losses on certain hedging activities compared to gains in the second quarter. Provisions for credit losses were higher due to a $60 million increase in the general provision for credit losses.
Q3 YTD 2009 vs Q3 YTD 2008
Net income decreased $278 million or 20% to $1,140 million. Net income for the current period was lowered by a net $558 million after tax of notable items, comprised of $645 million ($439 million after tax) of charges related to the capital markets environment, $118 million ($80 million after tax) of severance costs and a $60 million ($39 million after tax) increase in the general allowance for credit losses. Net income in the comparable period of 2008 was lowered by notable items totalling $460 million after tax, comprised of $580 million ($392 million after tax) of capital markets environment charges and a $110 million ($68 million after tax) increase in the general allowance for credit losses.
           In P&C Canada, net income increased $113 million or 13%. Revenue increased $285 million or 8.0% driven by volume growth across most products, an improved net interest margin and higher cards and payment service revenue, partially offset by lower revenue from mutual fund products and investment securities losses in softer equity markets. Expenses increased $112 million or 5.6% primarily due to increases in employee benefit costs, capital taxes, performance-based compensation, occupancy and severance costs.
          P&C U.S. net income declined US$13 million or 15%. The impact of impaired loans reduced net income by US$35 million in 2009 and by US$22 million in 2008. Revenue increased US$8 million or 1.1%; however, it improved US$39 million or 6.0% excluding the US$38 million Visa Inc. IPO gain of a year ago, the US$29 million impact of the Wisconsin acquisitions and the US$22 million incremental impact of higher levels of impaired loans. The increase was largely due to higher loan and deposit volumes, improved net interest margin and higher gains on mortgage sales. Expenses increased US$14 million or 2.6% but were flat excluding changes in the Visa litigation accrual, a US$9 million increase in the costs of managing our impaired loan portfolio and the US$28 million impact of the Wisconsin acquisitions.
          Private Client Group net income decreased $97 million or 26% from the same period a year ago, reflective of challenging equity markets and a low interest rate environment. Results in the first quarter of 2009 were lowered by an $11 million after-tax charge in respect of the valuation of auction-rate securities but benefited from a $23 million recovery of prior periods’ income taxes and the BMO Life Assurance acquisition.
          BMO Capital Markets net income increased $350 million. Results for the current year to date were affected by charges of $428 million after tax related to the capital markets environment. Results in the comparable period of 2008 were affected by charges of $392 million after tax. Improved performance was attributable to significantly increased trading revenues and corporate banking revenues. Revenues from our interest-rate-sensitive businesses also performed very well in the first two quarters, having benefited from the unprecedented easing in the interest rate environment.
          Corporate Services net loss rose $644 million from a year ago, driven in large part by lower revenues, higher provisions for credit losses due to our expected loss provisioning methodology, and higher severance costs.
Revenue
BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues.
          Total revenue in the current quarter increased $232 million or 8.4% from a year ago to a record $2.98 billion. There was strong growth in P&C Canada, P&C U.S. and BMO Capital Markets with reductions in the Private Client Group and in Corporate Services. Revenue increased $323 million or 12% from the second quarter, in part due to the charges recorded in that period.
          The stronger U.S. dollar increased revenue growth by $75 million or 2.7 percentage points year over year. However, the

BMO Financial Group Third Quarter Report 2009 • 7

weaker U.S. dollar decreased revenue growth by $101 million or 3.7 percentage points from the second quarter. Changes in net interest income and non-interest revenue are reviewed in the sections that follow.
Net Interest Income
Net interest income increased $184 million or 14% from a year ago. BMO’s overall net interest margin improved 16 basis points, which reflected higher contributions from every group except Private Client Group and Corporate Services. Average earning assets increased $13 billion or 4% with increases in all groups except P&C Canada which was affected by the securitization of residential mortgages and the runoff of the mortgage broker portfolio as planned.
          Relative to the second quarter, net interest income increased $131 million or 9.8%. This was a result of total bank margin improvement of 19 basis points due primarily to Corporate Services and P&C Canada, as well as the impact of three more calendar days in the current quarter. Average earning assets decreased $18 billion with declines in BMO Capital Markets and P&C U.S. partly offset by growth in P&C Canada and Private Client Group. Approximately $15 billion of the overall reduction was attributable to the weaker U.S. dollar.
          Year to date, net interest income increased $465 million or 13%, driven by the growth in earning assets and a 10 basis point increase in net interest margin. There were higher margins in every group except Private Client Group and Corporate Services. Average earning assets increased $19 billion or 5.9% with increases in all groups except P&C Canada, which was lowered by the residential mortgage securitization activities and the planned runoff of the broker and third-party channel mortgage portfolio.
          BMO’s overall net interest margin on earning assets for the third quarter of 2009 was 1.74%, or 16 basis points higher than in the third quarter of the prior year and 19 basis points higher than in the second quarter. The main drivers of the change in total bank margin are the individual group margins, the change in the magnitude of each operating group’s assets and the level of net interest income recorded in Corporate Services. The year-over-year increase of 16 basis points was mainly due to higher volumes in more profitable products, favourable prime rates relative to Bankers’ Acceptances’ rates and actions taken to mitigate the impact of rising long-term funding costs in P&C Canada as well as strong performance in corporate lending and higher trading net interest income in BMO Capital Markets, partially offset by reduced net interest income in Corporate Services. Private Client Group had a slight margin decline due to the inclusion of BMO Life Assurance in 2009. This is a relatively smaller group and its effect on the total bank margin change was minimal.
          Relative to a year ago, net interest margin was higher by 33 basis points in P&C Canada. Approximately one-half of the increase was attributable to deposits growth outpacing loan growth, while approximately one-third was due to the impact of having securitized low-margin mortgages. The remaining increase was driven by favourable prime rates relative to BA rates, as well as actions to mitigate the impact of rising long-term funding costs. P&C Canada net interest margin also improved 3 basis points relative to the second quarter, due to higher mortgage refinancing fees. In P&C U.S., net interest margin improved by 2 basis points year over year due to new deposit generation and our pricing actions. BMO Capital Markets net interest margin rose 33 basis points from a year ago, driven by higher spreads in our corporate lending business and higher trading net interest income. Corporate Services net interest income improved appreciably relative to the second quarter, due in part to actions to lower the negative carry on certain asset-liability interest rate and liquidity management positions and more stable market conditions. Relative to a year ago, Corporate Services net interest income declined primarily due to the impact of credit card securitizations completed in 2008, a negative carry on certain asset-liability interest rate positions and the continued impact of funding activities to enhance our strong liquidity position.
          Year to date, BMO’s overall net interest margin rose 10 basis points due to higher volumes in more profitable products in P&C Canada and higher spreads in corporate lending and interest-rate-sensitive businesses as well as increased trading net interest income in BMO Capital Markets, offset in large part by reduced net interest income in Corporate Services.

Net Interest Margin (teb)*

		Increase	Increase		Increase
		(Decrease) vs.	(Decrease) vs.		(Decrease) vs.
(In basis points)	Q3-2009	Q3-2008	Q2-2009	YTD-2009	YTD-2008

P&C Canada	317	33	3	310	28
P&C U.S.	313	2	8	308	7

Personal and Commercial Client Group	316	28	3	310	25
Private Client Group	293	(193)	(68)	352	(126)
BMO Capital Markets	102	33	(7)	106	42
Corporate Services, including Technology and Operations (T&O) **	nm	nm	nm	nm	nm

Total BMO	174	16	19	160	10

Total Canadian Retail***	317	20	(2)	315	21

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.

**	Corporate Services net interest income is negative and lowers BMO’s overall net interest margin to a greater degree in 2009 than in prior years.

***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
nm –	not meaningful
8 • BMO Financial Group Third Quarter Report 2009

Non-Interest Revenue
Non-interest revenue increased $48 million or 3.3% from a year ago. Non-interest revenue in the third quarter of 2008 was affected by the $134 million of charges included in trading non-interest revenue as outlined in the Notable Items section. Net of notable items, non-interest revenue decreased due to reductions in securities commissions and fees, card services, mutual fund revenues and foreign exchange revenues. Lending fees increased in BMO Capital Markets and deposit and payment service charges also increased. There were higher trading revenues, reduced investment securities losses and higher securitization revenues, which increased $69 million from a year ago to $202 million, largely due to securitizing credit card loans. Revenues included gains of $15 million on the sale of loans for new securitizations, down $26 million from a year ago, and gains of $149 million on sales of loans to revolving securitization vehicles, up $77 million from a year ago. Securitizations have resulted in the recognition of less interest income ($175 million less) in the quarter, as well as reduced credit card fees ($122 million less) and lower provisions for credit losses ($43 million less). The combined impact of securitizing assets in the current and prior periods decreased pre-tax income in the current quarter by $52 million. We securitize loans primarily to obtain alternate sources of cost-effective funding. In the quarter, we securitized $415 million of residential mortgage loans. Securitizations are detailed in Note 4 to the unaudited consolidated financial statements.
          Relative to the second quarter, non-interest revenue increased $192 million or 15%. The prior quarter was impacted by $117 million of capital markets environment charges as set out in the Notable Items section that follows at the end of this MD&A. There were increased non-interest revenues in all of the operating groups except Corporate Services. P&C Canada revenues increased primarily due to investment securities gains and higher activity fees in the current quarter. Private Client Group non-interest revenue increased due to higher revenue in the brokerage businesses, higher fee-based revenue in mutual funds on higher client assets and higher insurance revenues on the BMO Life Assurance acquisition. BMO Capital Markets non-interest revenue rose significantly due to higher trading revenues and reduced investment securities losses, partially offset by lower merger and acquisition and equity underwriting fees. Corporate Services non-interest revenues fell primarily due to lower securitization revenues and mark-to-market losses on hedging activities compared with gains in the second quarter.
          Year to date, non-interest revenue increased $218 million or 5.8%. There was growth in P&C Canada due to higher revenue from the cards and payment services businesses, strong growth in BMO Capital Markets due to higher trading revenues and growth in Corporate Services due to increased securitization revenue. Private Client Group non-interest revenues decreased as there were reductions in securities commissions and fees and mutual fund revenues in the weaker equity market environment.
Non-Interest Expense
Non-interest expense increased $91 million or 5.1% from a year ago to $1,873 million. There were increases in each of the groups except Private Client Group. The stronger U.S. dollar increased expense growth by $40 million or 2.2 percentage points and expenses were further raised by the $34 million impact of acquired businesses. Increased expenses were reflected in higher performance-based compensation, particularly in BMO Capital Markets in line with improved revenues, in higher employee benefit costs and in FDIC deposit insurance premiums included in other expenses. There was a nominal $10 million reversal of the 2007 restructuring charge recorded in Corporate Services in the quarter.
          Cash operating leverage was 3.2% in the current quarter.
          Non-interest expense decreased $15 million or 0.8% from the second quarter. Expenses were lowered $54 million by the impact of the weaker U.S. dollar while the second quarter included $118 million in severance costs. Performance-based compensation increased $119 million as there were increases in each of the operating groups, in line with improved performance. FDIC deposit insurance premiums increased from $19 million to $32 million primarily due to a special assessment. Expenses were also raised by the impact of the BMO Life Assurance acquisition.
          Year to date, non-interest expense increased $526 million or 10% to $5,602 million. Close to two-thirds of the increase was attributable to the $228 million impact of the stronger U.S. dollar and the $104 million impact of operating and integration costs of new acquisitions. Expense growth was reflected in higher severance, salaries and benefits, premises and equipment, and deposit insurance premiums that are included in other expenses.
          Cash operating leverage was -1.2% year to date.
Risk Management
Credit and equity markets turbulence moderated during the quarter as a number of recent economic developments increased confidence that the deep recession is unlikely to worsen and signs of a turning in the economy are increasing. However, the anticipated sluggish recovery and continued weakness in the labour market imply further pressure on personal and business credit quality. This, along with risks to the economic outlook, will continue to impact our businesses and portfolios. The loan portfolio continues to be impacted by negative credit risk migration as expected but the pace of migration is slowing in a number of areas. Commercial and Corporate portfolios that are showing particular pressure include U.S. commercial real estate, forest products and manufacturing. Consumer portfolios with higher loss exposure include those tied to U.S. residential real estate and Canadian credit cards.
          Provisions for credit losses for the quarter totalled $417 million. Specific provisions for credit losses totalled $357 million, comprised of $144 million in Canada, $193 million in the United States and $20 million in other countries. Specific provisions totalled $434 million in the third quarter of 2008 and $372 million in the second quarter of 2009. As previously disclosed, provisions a year ago included $247 million in respect of two corporate accounts related to the U.S. housing market, while provisions in the second quarter of 2009 included a $41 million one-time increase related to a change in provisioning for the consumer portfolio within P&C Canada. The $60 million increase in the general allowance in the current quarter reflects the continuing

BMO Financial Group Third Quarter Report 2009 • 9

weak economic environment. There was no change in the general allowance in the preceding quarter and a $50 million increase in the comparable quarter a year ago.
          BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the operating groups quarterly based on their share of expected credit losses over an economic cycle. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraph outlines provisions for credit losses based on actual losses for the quarter.
          Based on actual credit losses, in the third quarter of 2009 BMO recorded a $357 million specific provision for credit losses. It was comprised of $132 million in P&C Canada, $140 million in P&C U.S. and $85 million in BMO Capital Markets. In the second quarter of 2009, BMO’s $372 million specific provision for credit losses was comprised of $124 million in P&C Canada (including the $41 million one-time amount noted above), $143 million in P&C U.S. and $105 million in BMO Capital Markets. In the third quarter of 2008, BMO’s $434 million specific provision for credit losses was comprised of $87 million in P&C Canada, $37 million in P&C U.S. and $310 million in BMO Capital Markets.
          Specific provisions this quarter represented an annualized 81 basis points of average net loans and acceptances, compared with 79 basis points in the second quarter, 99 basis points a year ago and a 23 basis point average over the past five fiscal years. Effective in the first quarter of 2009, we began reporting credit statistics on a basis that excludes securities borrowed or purchased under resale agreements from loans. All comparative figures have been restated.
          Provisions for credit losses for the year to date totalled $1,217 million. Specific provisions for credit losses totalled $1,157 million and there was a $60 million increase in the general allowance for credit losses. In the comparable period of 2008, provisions for credit losses totalled $865 million, comprised of $755 million of specific provisions and a $110 million increase in the general allowance. During fiscal 2008, general provisions totalled $260 million.
          New impaired loan formations totalled $549 million in the quarter, down from $694 million in the preceding quarter but up from $438 million in the same quarter a year ago. The U.S.-related formations continued to account for over half of BMO’s total new formations. There were $40 million of impaired loan sales in the current quarter, compared with $55 million of impaired loan sales in the second quarter of 2009 and $5 million a year ago. Total gross impaired loans were $2,913 million at the end of the current quarter, down from $2,972 million at the end of the second quarter but up from $1,798 million at the end of the comparable quarter in 2008.
          The total allowance for credit losses was $1,798 million, compared with $1,825 million in the preceding quarter, declining due to the impact of the weaker U.S. dollar. Allowances were comprised of a specific allowance of $495 million and a general allowance of $1,303 million. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets and is assessed on a quarterly basis. The general allowance decreased $11 million from the end of the previous quarter due to the effect of a weaker U.S. dollar, partially offset by the $60 million provision in the current quarter.
          BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios which, excluding securities borrowed or purchased under resale agreements, represented 78.7% of the loan portfolio at the end of the quarter, up from 76.1% in the second quarter and 77.8% a year ago. The variances were mainly due to a volume decrease in corporate loans. Approximately 87.6% of the consumer portfolio is comprised of secured loans. Excluding credit card loans, approximately 89.9% of consumer loans are secured. In the United States, the consumer portfolio totals US$15.9 billion and is primarily comprised of three main asset classes: residential first mortgages (38%), home equity products (33%) and indirect automobile loans (26%).
          BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 77 to 82 of BMO’s 2008 Annual Report. As described at the end of fiscal 2008, certain positions were transferred from our trading portfolio to our available-for-sale portfolio in the fourth quarter of 2008. These positions, however, remained in our Comprehensive VaR and Issuer Risk measures throughout the fourth quarter. The removal of these positions from our Comprehensive VaR and Issuer Risk measures in the first quarter is the primary reason for the decrease in our Trading and Underwriting Market Value Exposure (MVE) and Earnings Volatility. The interest rate risk associated with these positions is captured in our Interest Rate Risk (accrual) MVE measures. MVE and EV were little changed over the quarter. There were no significant changes to our Trading and Underwriting market risk management practices over the quarter.
          There was no significant change in our structural market risk management practices during the quarter. Structural earnings risk arising from interest rate and foreign exchange rate movements has increased from the year end and from the prior quarter, as reflected in the 12-month earnings volatility measure in the attached table. The increase from the year end is attributable to the lower interest rate environment, as further reductions in interest rates reduce yields on assets more than rates paid on deposits. The increase from the prior quarter reflects a higher level of modelled interest rate volatility.
          There have been no significant changes to the levels of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound position, even in times of stress.
          This Risk Management section and the following Income Taxes section contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

10 • BMO Financial Group Third Quarter Report 2009

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)				Q3-2009	Q2-2009	Q3-2008	YTD-2009	YTD-2008

New specific provisions				415	419	475	1,317	881
Reversals of previously established allowances				(23)	(15)	(7)	(57)	(35)
Recoveries of loans previously written-off				(35)	(32)	(34)	(103)	(91)

Specific provision for credit losses				357	372	434	1,157	755
Increase in the general allowance				60	–	50	60	110

Provision for credit losses				417	372	484	1,217	865

Specific PCL as a % of average net loans and acceptances (annualized)				0.81%	0.79%	0.99%	0.83%	0.59%
PCL as a % of average net loans and acceptances (annualized)				0.94%	0.79%	1.10%	0.88%	0.67%
Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)

GIL, Beginning of Period				2,972	2,666	1,820	2,387	720
Additions to impaired loans & acceptances				549	694	438	1,955	1,700
Reductions in impaired loans & acceptances (1)				(233)	(97)	(91)	(272)	(39)
Write-offs				(375)	(291)	(369)	(1,157)	(583)

GIL, End of Period				2,913	2,972	1,798	2,913	1,798

GIL as a % of gross loans & acceptances				1.66%	1.64%	1.01%	1.66%	1.01%
GIL as a % of equity and allowances for credit losses				12.75%	12.95%	9.09%	12.75%	9.09%

(1)  Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (03-09 $187MM; Q2-09 $150MM; and Q3-08 $106MM).
Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

(After-tax Canadian equivalent)			Market value exposure (MVE)			12-month earnings volatility
			July 31 2009	Apr. 30 2009	Oct. 31 2008	July 31 2009	Apr. 30 2009	Oct. 31 2008

Trading and Underwriting			(20.4)	(19.1)	(33.4)	(12.5)	(14.9)	(28.7)
Structural			(330.7)	(295.8)	(267.9)	(73.3)	(61.3)	(30.2)

BMO Financial Group			(351.1)	(314.9)	(301.3)	(85.8)	(76.2)	(58.9)

* Measured at a 99% confidence interval. Losses are in brackets. Total Trading and Underwriting MVE Summary ($ millions)*

		For the quarter ended July 31, 2009			As at April 30, 2009		As at October 31, 2008
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end		Quarter-end

Commodities Risk	(0.7)	(0.6)	(0.8)	(0.4)		(0.5)		(0.9)
Equity Risk	(11.0)	(11.4)	(14.6)	(9.2)		(9.2)		(7.3)
Foreign Exchange Risk	(1.8)	(3.7)	(5.9)	(1.2)		(3.8)		(1.4)
Interest Rate Risk (Mark-to-Market) (1)	(11.1)	(13.8)	(21.3)	(9.2)		(13.0)		(30.6)
Diversification (2)	9.0	11.4	nm	nm		8.2		6.4

Comprehensive Risk	(15.6)	(18.1)	(23.0)	(14.3)		(18.3)		(33.8)
Interest Rate Risk (accrual)	(13.4)	(11.5)	(15.8)	(6.1)		(8.0)		(11.6)
Issuer Risk	(2.4)	(2.3)	(3.1)	(2.0)		(3.1)		(6.1)

Total MVE	(31.4)	(31.9)	(39.2)	(24.2)		(29.4)		(51.5)

nm – not meaningful
* One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
(1) In 2009, measures exclude securities transferred to the available-for-sale portfolio in the fourth quarter of 2008.
(2) Computation of a diversification effect for the high and low is not meaningful.
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

(After-tax Canadian equivalent)			Economic value sensitivity			Earnings sensitivity over the next 12 months
			July 31 2009	Apr. 30 2009	Oct. 31 2008	July 31 2009	Apr. 30 2009	Oct. 31 2008

100 basis point increase			(231.8)	(223.3)	(220.8)	15.3	12.6	(4.4)
100 basis point decrease			204.0	232.9	169.2	(71.8)	(59.6)	(21.0)

200 basis point increase			(503.3)	(471.8)	(488.6)	6.3	3.7	(16.2)
200 basis point decrease			411.2	380.8	328.4	(72.2)	(121.9)	(177.6)

* Losses are in brackets and benefits are presented as positive numbers.

**   For the Bank’s Insurance businesses including BMO Life Assurance (the acquired operations of AIG Life Insurance Company of Canada), a 100 basis point increase in interest rates results in an increase in earnings of $58 million and an increase in economic value of $177 million. A 100 basis point decrease in interest rates results in a decrease in earnings of $50 million and a decrease in economic value of $193 million. These after-tax impacts are not reflected in the table above.

BMO Financial Group Third Quarter Report 2009 • 11

Income Taxes
As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.
          The provision for income taxes increased $171 million from the third quarter of 2008 and increased $94 million from the second quarter of 2009, to $112 million. The effective tax rate for the quarter was 16.4%, compared with a recovery rate of 12.2% in the third quarter of 2008 and a tax expense rate of 4.4% in the second quarter of 2009. The income tax provision for the year to date increased $81 million from the comparable period in 2008 to $59 million, resulting in an effective tax rate of 4.7% year to date. This compares to a tax recovery of $22 million resulting in a recovery rate of 1.5% for the same period last year.
          Excluding the impact of the recovery of prior periods’ income taxes and increase in general allowance in the current and comparable periods and the impact of capital markets environment charges in both comparable periods, the adjusted effective tax rate for the quarter was 20.9%, compared with 14.8% in the second quarter of 2009 and 14.2% in the third quarter of 2008. Results a year ago benefited from a $95 million recovery of prior periods’ income taxes and results in the current quarter included a $23 million recovery. Changes in the adjusted effective tax rate for the quarters were primarily due to a lower proportion of income from lower-tax-rate jurisdictions.
          BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to income tax charges in shareholders’ equity of $356 million for the quarter and $394 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited consolidated financial statements for further details.

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007

Total revenue	2,978	2,655	2,442	2,813	2,746	2,620	2,026	2,200
Provision for credit losses – specific	357	372	428	315	434	151	170	101
Provision for credit losses – general	60	–	–	150	50	–	60	50
Non-interest expense	1,873	1,888	1,841	1,818	1,782	1,680	1,614	1,655
Net income	557	358	225	560	521	642	255	452

Basic earnings per share ($)	0.97	0.61	0.39	1.06	1.00	1.25	0.48	0.89
Diluted earnings per share ($)	0.97	0.61	0.39	1.06	0.98	1.25	0.47	0.87
Net interest margin on earning assets (%)	1.74	1.55	1.51	1.71	1.58	1.47	1.45	1.47
Effective income tax rate (%)	16.4	4.4	(41.0)	(9.2)	(12.2)	16.3	(50.3)	(19.3)
Canadian/U.S. dollar exchange rate (average)	1.11	1.24	1.23	1.11	1.01	1.01	1.00	1.00

Net income:
P&C Canada	356	334	308	324	315	305	265	239
P&C U.S.	25	25	34	12	28	30	26	33

Personal and Commercial Banking	381	359	342	336	343	335	291	272
Private Client Group	120	78	73	84	125	121	122	156
BMO Capital Markets	343	249	179	290	263	187	(29)	46
Corporate Services, including T&O	(287)	(328)	(369)	(150)	(210)	(1)	(129)	(22)

BMO Financial Group	557	358	225	560	521	642	255	452

BMO’s quarterly earning trends were reviewed in detail on pages 87 and 88 of the 2008 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the fourth quarter of fiscal 2007 through the third quarter of fiscal 2009.
          Notable items have affected revenues. Results in the fourth quarter of 2007 reflected $275 million after tax in respect of charges related to deterioration in capital markets, losses in our commodities business, an increase in the general allowance and a restructuring charge. In BMO Capital
Markets, there were significantly smaller commodities losses in 2008 as the size and risk of the portfolio was reduced. The fourth quarter of 2007 through second quarter of 2009 reflected charges related to deterioration in capital markets. The charges (credits) were largely reflected in BMO Capital Markets and amounted to $318 million, $488 million, ($42 million), $134 million, $45 million, $528 million and $117 million, respectively. BMO Capital Markets core businesses that were not affected by notable items performed very strongly over the course of 2007 but market conditions were softer in 2008 with improvement in the first through third quarters of 2009.

12 • BMO Financial Group Third Quarter Report 2009

          P&C Canada has continued to benefit from strong volume growth over 2008 and into 2009, with favourable movements in market share in a number of key businesses and improvements in personal loyalty scores.
          P&C U.S. has operated in a difficult business environment over the past year and results in 2008 and 2009 have increasingly been impacted by the effects of the credit environment, which lowers revenues and increases expenses. The net income impact of this was US$22 million in fiscal 2008 and US$35 million for the current year to date. P&C U.S. results in the fourth quarter of 2008 were affected by the completion of the integration of the Wisconsin acquisitions.
          Private Client Group results reflected stable earnings until the fourth quarter of 2008 when revenue growth slowed on lower managed and administered assets amid challenging market conditions. Asset levels remained low in the first half of 2009 but recovered somewhat in the most recent quarter as equity markets strengthened. Charges in respect of actions taken to support U.S. clients in the weak capital markets environment lowered results in the fourth quarter of 2008 and first quarter of 2009. Results in the most recent quarter include the benefit of an income tax recovery of $23 million.
          Corporate Services results have weakened from the first half of 2008 due to increased provisions for credit losses, reflecting BMO’s allocation of provisions on an expected loss basis. Provisions for credit losses are higher as economic conditions have softened from the particularly favourable credit environment of past years. Results in 2009 have also been affected by low revenues as explained in the Corporate Services section and by severance costs in the second quarter.
          The U.S. dollar has been volatile, strengthening late in 2008 and especially in the first quarter of 2009 but weakened markedly in the most recent quarter. A stronger U.S. dollar raises the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.
Balance Sheet
Total assets of $415.4 billion decreased $0.7 billion from October 31, 2008. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated assets by $13.6 billion. The $0.7 billion decrease primarily reflects lower loans and acceptances of $13.4 billion, lower cash resources of $6.5 billion and lower derivative assets of $6.0 billion, partially offset by higher securities borrowed or purchased under resale agreements of $17.2 billion and higher securities balances of $10.0 billion.
          The $6.0 billion decrease in derivative financial assets was primarily in foreign exchange, equity, credit and commodity contracts, partially offset by increased values of interest rate contracts. Similar movements were observed in derivative financial liabilities.
          The growth in securities borrowed or purchased under resale agreements of $17.2 billion and the decline in cash resources of $6.5 billion are both explained by increased client preference for securities sold under repurchase agreements as an alternative to placing cash on deposit. Cash resources were up slightly from the second quarter at $14.6 billion.
          The increase in securities of $10.0 billion from October 31, 2008 includes the impact of higher trading activity and the securities associated with the acquisition of the BMO Life Assurance business, which closed during the second quarter.
          The decrease in net loans and acceptances of $13.4 billion was due to lower loans to businesses and governments as a result of corporate clients accessing the bond market for longer term funding, thus reducing the loan utilization rate. Overall loans were lowered $6.1 billion by the impact of the weaker U.S. dollar. Residential mortgage loans were slightly lower than at October 31, 2008 as the effect of loan growth in the period was offset by having securitized $6 billion of loans in 2009.
          Liabilities and shareholders’ equity decreased $0.7 billion from October 31, 2008. The weaker U.S. dollar decreased the translated value of liabilities by $13.6 billion. The $0.7 billion decrease reflects lower deposits of $12.7 billion and lower securities sold but not yet purchased of $6.1 billion, partly offset by higher securities lent or sold under repurchase agreements of $16.3 billion and higher share capital of $2.2 billion.
          Deposits by businesses and governments, which account for 50% or $122.3 billion of total deposits, decreased $13.8 billion, driven by the impact of the weaker U.S. dollar and increased client investments in securities sold under repurchase agreements as noted above. Deposits by banks, which account for 9% or $23.2 billion of total deposits, decreased $7.1 billion. Deposits from individuals, which account for the remaining 41% or $99.5 billion of total deposits, increased $8.3 billion, primarily in fixed-term and demand deposits and were used to reduce deposits from businesses and banks. Tax-sheltered deposits, including new Tax Free Savings Accounts for individuals, have increased $1.8 billion. The proceeds of the net increase in securities lent or sold under repurchase agreements and securities sold but not yet purchased were used in trading activities.
          The increase in shareholders’ equity of $1.8 billion reflects $1.0 billion raised by the issuance of 33.3 million common shares and the net issuance of $0.8 billion in preferred shares.

BMO Financial Group Third Quarter Report 2009 • 13

Capital Management
At July 31, 2009, BMO’s Tier 1 Capital Ratio was 11.71%, with Tier 1 capital of $20.1 billion and risk-weighted assets (RWA) of $171.6 billion. The ratio remains strong, increasing 101 basis points from 10.70% at the end of the second quarter and 194 basis points from 9.77% at October 31, 2008. The increase from last year end was due to both growth in capital and lower RWA. The increase from the second quarter was primarily due to lower RWA.
          Tier 1 capital increased from October 31, 2008 primarily due to capital issuances in the first half of the year as well as the issuance of $400 million of 5.40% Preferred Shares Series 23 in the third quarter. The impact of those issuances was partially offset by an increase in certain Basel II deductions and the impact of a new Basel II requirement we adopted on November 1, 2008, whereby investments in non-consolidated entities and substantial investments, excluding insurance subsidiaries held prior to January 1, 2007, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. The bank’s incremental investment in its insurance subsidiary, to support the insurance company acquisition completed in the second quarter, is also deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Previously these deductions were taken from Tier 2 capital. Tier 1 capital increased relative to the second quarter primarily due to the above noted preferred share issuance.
          RWA decreased $20.0 billion from October 31, 2008 primarily due to the impact of a weaker U.S. dollar that decreased the translated value of U.S. dollar-denominated RWA, lower market risk RWA and lower credit risk RWA from lower loan volumes. The reductions were partially offset by credit migration that affected loan and securitization credit risk RWA. Relative to the second quarter, RWA decreased $13.0 billion primarily due to the impact of a weaker U.S. dollar and lower loan volumes as noted above. Basel II credit risk RWA will change with the underlying economic environment. We would anticipate credit risk RWA to increase from current levels through the remainder of the year and into fiscal 2010, given the current economic outlook. We also expect RWA will increase in future years as a result of pending regulatory changes expected to be implemented in 2010 and beyond.
          BMO’s Total Capital Ratio was 14.32% at July 31, 2009. The ratio increased 215 basis points from 12.17% at October 31, 2008 and 112 basis points from 13.20% in the second quarter. BMO’s Tangible Common Equity to RWA Ratio was 8.71%, up from 7.47% last year end and 8.24% in the second quarter. BMO’s ratio is strong relative to our Canadian and international peer groups.
          During the quarter, 3,416,000 shares were issued due to the exercise of stock options, share exchanges and the Dividend Reinvestment and Share Purchase Plan. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter.
          On August 25, 2009, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable November 26, 2009 to shareholders of record on November 6, 2009. Common shareholders who, in lieu of cash, elect to have this dividend reinvested in additional common shares under BMO’s Shareholder Dividend Reinvestment and Share Purchase Plan, will receive a two per cent discount from the average market price of the common shares (as defined in the plan).
Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions)	Q3-2009	Q4-2008

Common shareholders’ equity	16,750	15,974
Non-cumulative preferred shares	2,571	1,996
Innovative Tier 1 Capital Instruments	2,901	2,486
Non-controlling interest in subsidiaries	27	39
Goodwill and excess intangible assets	(1,551)	(1,635)
Accumulated net after-tax unrealized losses from available-for- sale equity securities	(10)	(15)

Net Tier 1 Capital	20,688	18,845
Securitization-related deductions	(187)	(115)
Expected loss in excess of allowance – AIRB approach	(59)	–
Substantial investments	(352)	–
Other deductions	–	(1)

Adjusted Tier 1 Capital	20,090	18,729

Subordinated debt	4,249	4,175
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gain from available-for- sale equity securities	–	–
Eligible general allowance for credit losses	300	494

Total Tier 2 Capital	5,349	5,469
Securitization-related deductions	(15)	(6)
Expected loss in excess of allowance – AIRB approach	(59)	–
Substantial investments/investment in insurance subsidiaries	(805)	(871)
Other deductions	–	–

Adjusted Tier 2 Capital	4,470	4,592

Total Capital	24,560	23,321

Risk-Weighted Assets (RWA)
(Canadian $ in millions)	Q3-2009	Q4-2008

Credit risk	147,137	163,616
Market risk	7,224	11,293
Operational risk	17,197	16,699

Total risk-weighted assets	171,558	191,608
Regulatory floor	–	–

Total Transitional Risk-Weighted Assets	171,558	191,608

Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of August 19, 2009	Canadian dollar amount

Common shares	548,620,000
Class B Preferred Shares
Series 5	$200,000,000
Series 13	$350,000,000
Series 14	$250,000,000
Series 15	$250,000,000
Series 16	$300,000,000
Series 18	$150,000,000
Series 21	$275,000,000
Series 23	$400,000,000
Convertible into common shares:
Class B Preferred Shares
Series 10	$396,000,000
Stock options
– vested	12,601,000
– non-vested	7,023,000

Details on share capital are outlined in Notes 21 and 23 to the audited financial statements on pages 135 to 138 and the table on page 62 in the Annual MD&A included in the 2008 Annual Report.

14 • BMO Financial Group Third Quarter Report 2009

Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid on both its common and preferred shares after December 31, 2005, and all dividends (including deemed dividends) paid thereafter, as “eligible dividends” unless BMO indicates otherwise.
Credit Rating
BMO’s senior debt credit ratings were unchanged in the quarter. All four ratings are indicative of high-grade, high-quality issues. They remain: DBRS (AA); Fitch (AA-); Moody’s (Aa1); and Standard & Poor’s (A+). During the quarter, Moody’s lowered its ratings outlook from stable to negative, citing the potential for higher loan losses in the market environment. The ratings outlook was lowered for the majority of Canada’s major banks. The other three ratings agencies continue to maintain their ratings with a stable outlook.
Transactions with Related Parties
In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are both discussed in Note 28 of the audited consolidated financial statements on page 146 of the 2008 Annual Report.
Off-Balance-Sheet Arrangements
BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant off-balance-sheet arrangements that we enter into are credit instruments and VIEs, which are described on page 68 of the 2008 Annual Report and in Notes 5 and 7 to the unaudited consolidated financial statements. See the Financial Instruments in the Difficult Credit Environment section for changes to our off-balance-sheet arrangements during the three months ended July 31, 2009.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2008 audited consolidated financial statements outline our significant accounting policies.
          Pages 69 to 71 of the 2008 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the 2008 Annual Report to review that discussion.
Accounting Changes
Goodwill and Intangible Assets
On November 1, 2008, BMO adopted the CICA’s new accounting requirements for goodwill and intangible assets. We have restated prior periods’ financial statements for this change. New rules required us to reclassify certain computer software from premises and equipment to intangible assets. The impact of implementation of this standard was not material to our results of operations or financial position and had no impact on net income. See Note 2 to the unaudited consolidated financial statements.
Future Changes in Accounting Standards
On August 20, 2009, the CICA released new accounting requirements relating to the classification and measurement of financial assets, which are effective for the bank in the fourth quarter of 2009. The new standard requires that we reclassify available-for-sale and trading debt securities to loans and receivables when there is no active market and that certain loans with an active market be reclassified to available-for-sale securities. Impairment on the reclassified debt securities will be calculated in a manner consistent with our loan portfolio, based on our assessment of the recoverability of principal and interest. Reclassifications will be made as of November 1, 2008 and as a result, other than temporary impairment charges that do not reflect credit losses recorded in the nine months ended July 31, 2009 will be reversed. We do not expect the adoption of this accounting standard to have a material impact on our results. This section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements.
           Due to anticipated changes in IFRS prior to transition, we are not in a position to determine the impact on our financial results at this time.
           Our transition plan to meet the requirements of IFRS remains on track. Page 71 of our 2008 Annual Report contains a discussion of the key elements of our transition plan and readers are encouraged to refer to the 2008 Annual Report to review that discussion.

BMO Financial Group Third Quarter Report 2009 • 15

Financial Instruments in the Difficult Credit Environment
Pages 62 to 67 of BMO’s 2008 annual report provided enhanced disclosure related to financial instruments that, effective in 2008, markets started to consider to be carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature of BMO’s exposures at July 31, 2009 that are discussed in the sections that follow.
Consumer Loans
In Canada, our consumer portfolio totals $76.1 billion and is comprised of three main asset classes: residential mortgages (52%), instalment and other personal loans (45%) and credit card loans (3%).
          In the United States, our consumer portfolio totals US$15.9 billion and is also primarily comprised of three asset classes: residential first mortgages (38%), home equity products (33%) and indirect automobile loans (26%). There were no outstanding credit card loans at July 31, 2009.
          The sections below discuss subprime mortgage loans, Alt-A mortgage loans and home equity products, portfolios that are of increased investor interest in today’s environment.
Subprime First Mortgage Loans
In the United States, we have US$0.29 billion (US$0.25 billion at October 31, 2008) of first mortgage loans that had subprime characteristics at the date of authorization. A small portion of the above is in respect of uninsured loans with a loan-to-value ratio above 80% at issuance. A modest $13.2 million or 4.49% ($5.4 million or 2.14% at October 31, 2008) of the portfolio was 90 days or more in arrears. This compares with a rate of 2.23% on BMO’s total U.S. first mortgage loan portfolio.
          BMO also has net exposure of US$116 million (US$159 million at October 31, 2008) to a business that purchased distressed mortgages (including subprime mortgages) at a discounted price.
          In Canada, BMO does not have any subprime mortgage programs. BMO mortgage lending decisions incorporate a full assessment of the customer and loan structure. Credit score is only one component of the adjudication process and consequently we do not categorize loans based upon credit scores alone.
Alt-A First Mortgage Loans
In the United States, Alt-A loans are generally considered to be loans for which borrower qualifications are subject to limited verification. The U.S. loan portfolio had two loan programs that met this definition – our Easy Doc and No Doc programs. The programs were discontinued in the third quarter of 2008. Loans under the No Doc program, which comprise most of the exposure in this class, required strong minimum credit bureau scores of 660 and strong maximum loan-to-value ratios of 80% (90% with private mortgage insurance). Due to these lending requirements, the credit quality of our Alt-A portfolio is sound and the loans have performed relatively well. In the United States, our direct Alt-A loans totalled US$1.3 billion (US$1.6 billion at October 31, 2008). Of this, $58 million or 4.32% was 90 days or more in arrears at July 31, 2009 ($10 million or 0.62% at October 31, 2008).
          In Canada, we do not have a mortgage program that we consider Alt-A. In the past, we may have chosen to not verify income or employment for certain customers where there were other strong characteristics supporting the credit worthiness of a loan as part of our credit adjudication process;

however, this approach is no longer in use. Our Newcomers to Canada/nonresident mortgage program permits limited income verification but has other strong qualification criteria. There was approximately $2.5 billion ($2.2 billion at October 31, 2008) outstanding under this program. Of this, only $16 million or 0.66% was 90 days or more in arrears ($11 million or 0.51% at October 31, 2008), reflecting the strong credit quality of these loans.
Home Equity Products
In the United States, we have a US$5.2 billion home equity loan portfolio, which amounted to 3.1% of BMO’s total loan portfolio as of July 31, 2009. Of the total portfolio, loans of US$325 million (US$300 million at October 31, 2008) were extended to customers with original credit bureau scores of less than 620, and would be categorized as subprime loans (US$554 million authorized) if included in the mortgage portfolio. Of this amount, only US$7 million or 2.29% was 90 days or more in arrears (US$2 million and 0.81% at October 31, 2008).
          BMO also offered loans under two limited documentation programs within the home equity portfolio in the United States that would be categorized as Alt-A if they were in the first mortgage loans portfolio. The amount authorized under these programs was US$1.0 billion and US$0.6 billion was outstanding, unchanged from October 31, 2008. Loans made under these programs have the same strong credit score and loan-to-value requirements as the first mortgage portfolio and, as such, the portfolio has performed well. As at July 31, 2009, US$6 million or 0.96% of the portfolio was greater than 90 days in arrears, little changed from October 31, 2008. This compares with a rate of 1.01% (0.57% at October 31, 2008) for BMO’s total U.S. home equity loan portfolio. We discontinued offering these programs in the third quarter of 2008.
          We also consider home equity loans to customers with credit bureau scores above 620 but below 660 to be a higher-risk component of the loan portfolio. This component of the portfolio was US$0.3 billion and US$4 million or 1.32% of these loans were greater than 90 days in arrears (US$3 million and 0.90% at October 31, 2008).
          In Canada, we have a $15.8 billion ($13.8 billion at October 31, 2008) home equity line of credit portfolio. Authorized amounts total $28.3 billion ($25.4 billion at October 31, 2008). Home equity loans very rarely exceed loan-to-value ratios of 80% at issuance. The home equity line of credit portfolio is high-quality, with only 0.11% of the loans in the portfolio in arrears 90 days or more (0.08% at October 31, 2008). Of these lines of credit, one product line is offered only in first mortgage position and represents approximately 59% of the total portfolio. The others include a blend of first mortgage and subordinate positions. We also have a $0.3 billion home equity instalment loan portfolio on which $2 million of loans are in arrears 90 days or more.
Leveraged Finance
Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has limited exposure to leveraged finance loans, representing less than 1% of our total assets, with $3.3 billion outstanding as at July 31, 2009 ($5.2 billion authorized), compared with $3.6 billion outstanding ($5.8 billion authorized) at October 31, 2008. Of this amount, $201 million or 6.1% was considered impaired ($234 million and 6.5% at October 31, 2008).

16 • BMO Financial Group Third Quarter Report 2009

Monoline Insurers and Credit Derivative Product Companies
BMO’s direct exposure to companies that specialize in providing default protection amounted to $343 million ($573 million at October 31, 2008) in respect of the mark-to-market value of counterparty derivatives and $19 million ($19 million at October 31, 2008) in respect of the mark-to-market value of traded credits. The cumulative adjustment for counterparty credit risk recorded against these exposures was $32.4 million at July 31, 2009 ($91 million at April 30, 2009 and $60 million at October 31, 2008).
          Approximately 24% of the $343 million (88% of $573 million at October 31, 2008) gross exposure is related to counterparties rated AA or better by S&P. Moody’s credit ratings are lower. Approximately 25% of the $19 million gross exposure to traded credits is related to counterparties rated BBB- or better. The notional value of direct contracts involving monoline insurers and credit derivative product companies was approximately $3.8 billion (approximately $4.5 billion at October 31, 2008). Most contracts with these companies relate to collateralized debt obligations and credit default swaps within our trading portfolio and provide protection against losses arising from defaults. These instruments have minimal subprime exposure. Certain Credit Derivative Product counterparty exposures are discussed further in the following Exposures to Other Select Financial Instruments section.
          BMO also held $932 million ($1,176 million at October 31, 2008) of securities insured by monoline insurers, of which $641 million were municipal bonds. Approximately 92% (approximately 79% at October 31, 2008) of the municipal bond portfolio is rated investment grade, including the benefits of the insurance guarantees. Approximately 77% (approximately 68% at October 31, 2008) of the municipal bond holdings have ratings exclusive of the insurance guarantees and all of those are rated investment grade.
BMO-Sponsored Canadian Securitization Vehicles
BMO sponsors various Canadian securitization vehicles that fund assets originated by either BMO or its customers. Of those that fund bank originated assets, two hold Canadian residential mortgage loans transferred from BMO while the third holds credit card loans transferred from BMO. BMO’s investment in the asset-backed commercial paper (“ABCP”) of the two residential mortgage vehicles totalled $32 million ($509 million at October 31, 2008). Market conditions have improved significantly since October 31, 2008. BMO provides $5.1 billion in liquidity facilities to these vehicles and no amounts have been drawn on the facilities. The credit card securitization vehicle issues only term asset-backed securities and does not issue ABCP. As a result, we do not provide any liquidity facilities to this vehicle. We hold $269 million of subordinated notes issued by the credit card securitization vehicle ($269 million at October 31, 2008). Notes issued pursuant to the mortgage programs are rated R-1 (high) by DBRS and Prime-1 by Moody’s. The senior notes issued pursuant to the credit card programs are rated AAA by DBRS and Aaa by Moody’s.
          We also sponsor customer securitization vehicles in Canada that provide customers with financing. These vehicles hold assets transferred by our customers. Some customer securitization vehicles are funded directly by BMO and others are funded in the market. We directly fund customer securitization vehicles holding $1,035 million of assets, including exposure to $46 million of Canadian residential mortgage loans with subprime or Alt-A characteristics. Subsequent to quarter end, the bank’s direct funding of customer securitization vehicles was reduced $220 million through the repayment of an auto receivables program.
          Notes issued by the market funded customer securitization vehicles are rated R-1 (high) by DBRS and Prime-1 by Moody’s and account for $6.5 billion ($11.0 billion at October 31, 2008) of BMO’s liquidity support facility, which remains undrawn. The assets of each of these market funded customer securitization vehicles consist primarily of diversified pools of Canadian auto receivables and Canadian residential mortgages. These asset classes, combined, account for 70% of the aggregate assets of these vehicles. Their assets include $457 million of Canadian residential mortgage loans with subprime or Alt-A characteristics. There are no collateralized debt obligations (CDOs) and no exposure to monoline insurers in these vehicles.
          BMO’s ABCP holdings of the market funded customer securitization vehicles totalled $671 million at July 31, 2009 ($2.1 billion at October 31, 2008), most of which reflects BMO’s decision to invest a portion of its excess structural liquidity in ABCP. No losses have been recorded on BMO’s investment in the ABCP of these vehicles.
BMO-Sponsored U.S. Securitization Vehicle
BMO provides committed liquidity support facilities of US$6.1 billion (US$8.2 billion at October 31, 2008) to our U.S. multi-seller ABCP vehicle.
          Approximately 54% of the vehicle’s commitments have been rated by Moody’s or S&P, and virtually all of these are rated investment grade. Approximately US$950 million of the commitments are insured by monolines, primarily MBIA and Ambac, the ratings of which were downgraded during the quarter. The downgrades of the monoline insurers have no impact on the performance of the underlying assets. The vehicle has US$4.8 billion of commercial paper outstanding (US$6.5 billion at October 31, 2008). The ABCP of the conduit is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the conduit’s ABCP. Outstanding commercial paper has consistently been purchased by third-party investors, notwithstanding market disruptions, and pricing levels are in line with those of top-tier ABCP conduits in the United States.
Credit Protection Vehicle
We also sponsor Apex Trust (Apex), a Canadian special purpose vehicle. There was a small net charge of $8 million in respect of Apex this quarter.
          Apex has exposure to approximately 450 corporate credits that are diversified by geographic region and industry. There have been minimal changes to the ratings of the corporate credits in the third quarter. Approximately 70% of the corporate credits are rated investment grade (24% rated higher than BBB, 46% rated BBB and 30% rated below investment grade). A number of the ratings on the underlying companies are on watch or under review for downgrade.
          Apex has issued $2.2 billion of medium-term notes with terms of five and eight years (the “Notes”), of which BMO’s exposure at quarter end was $815 million. Another party has a $600 million exposure to the Notes through a total return swap with BMO.

BMO Financial Group Third Quarter Report 2009 • 17

          A senior funding facility of $1.13 billion has been made available to Apex, with BMO providing $1.03 billion of that facility. As of July 31, 2009, $214 million ($632 million at April 30, 2009) had been advanced through BMO’s committed share of the senior facility to fund collateral calls arising from changes in mark-to-market values of the underlying credit default swaps.
          During the quarter, we entered into a transaction that hedges up to the first $515 million of losses on our committed exposure under the senior funding facility. Subsequent to the quarter end we agreed to a transaction that hedges our $815 million exposure to the Notes. We do not expect this transaction to have a significant impact on fourth quarter results.
          There are $21.3 billion of net notional credit positions held by the vehicle. BMO has entered into credit default swap contracts on the net notional positions with the swap counterparties and into offsetting swaps with Apex. As a result, BMO also has exposure if losses exceed the aggregate $3.3 billion value of the Notes and the senior facility.
          The net Apex charge in the quarter included a charge related to the hedge of half our exposure to the senior funding facility net of a $16 million mark-to-market gain on our investment in Notes that values the notes at $423 million, or 52 cents on the dollar.
          Realized credit losses on the Apex Notes will only be incurred should losses on defaults in the underlying credits exceed the first-loss protection on a tranche. A significant majority of Apex’s positions benefit from substantial first-loss protection and there has been minimal change in the level of first loss protection in each of the tranches in the quarter.
          The lowest level of first-loss protection is an estimated 3.2% on a CCC rated tranche (under review with negative implications) and the second lowest level of first-loss protection is an estimated 10.4% on a BB (low) rated tranche. If losses were realized on the full notional amounts of $1,217 million represented by these two tranches, BMO’s pro-rata realized losses would be $451 million (based on BMO’s exposure to $815 million of the $2.2 billion of medium-term notes outstanding). BMO has currently recorded $392 million of charges against its exposure on the Notes. As noted above, subsequent to the quarter end we agreed to a transaction that hedges our $815 million exposure to the Notes.
          Each of the other 10 tranches is rated from A (low) to AAA and has significant first-loss protection, ranging from 13.0% to 29.4% with a weighted average of 23.6%. Three tranches, representing approximately $12.1 billion of net notional credits, have first loss protection of approximately 23.7% to 29.1%.
Structured Investment Vehicles
We provide senior-ranked funding support through BMO liquidity facilities for two BMO-managed Structured Investment Vehicles (SIVs), Links Finance Corporation (Links) and Parkland Finance Corporation (Parkland).
          At July 31, 2009, amounts drawn on the facilities totalled US$6.4 billion and €622 million (US$5.6 billion and €458 million at April 30, 2009). The liquidity facilities totalled US$6.6 billion for Links and €650 million for Parkland at July 31, 2009. Advances under the liquidity facilities rank ahead of the SIVs’ subordinated capital notes.
          Consistent with the strategy of selling assets in an orderly and value-sensitive manner and as a result of weak market conditions, the pace of asset sales remained slow during the quarter. We anticipate that the SIVs will continue the strategy of selling assets in an orderly manner based upon market conditions and anticipate that asset sales in the current quarter will be limited. If there are no further asset sales and assets are repaid as we anticipate given their terms, we expect that outstanding amounts under the senior ranked funding facility will have peaked this month at US$6.4 billion for Links and €622 million for Parkland and will start to reduce. The total amount drawn under the liquidity facilities is impacted by a number of factors including the pace and price of asset sales, the maturity profile of the senior notes and asset maturities. While the assets of the SIVs will mature over time, a significant portion is expected to be repaid in the period between 2010 and 2012.
          The SIVs’ capital noteholders will continue to bear the economic risk from actual losses up to the full amount of their investment. The book value of the subordinated capital notes in Links and Parkland at July 31, 2009 was US$935 million and €154 million, respectively. The book value of the assets held by Links and Parkland totalled US$7.8 billion and €774 million, respectively, reduced from US$8.2 billion and €794 million at April 30, 2009. The market value of the assets held by Links and Parkland totalled US$5.6 billion and €598 million, respectively, up from US$5.2 billion and €551 million at April 30, 2009 despite the maturity and repayment of assets totalling US$252 million in Links and €14 million in Parkland. The market value of assets held by Links and Parkland totalled US$6.8 billion and €698 million, respectively, at October 31, 2008. While the market value of Links and Parkland assets is currently lower than the senior debt outstanding, BMO believes that the first-loss protection provided by the subordinate capital notes exceeds future expected losses.
          The asset quality of Links remains high. Based on market value, approximately 55% of debt securities are rated Aa3 or better by Moody’s (58% at April 30, 2009 and 84% at October 31, 2008) with 92% rated investment grade. Approximately 49% are rated AA- or better by S&P (54% at April 30, 2009 and 73% at October 31, 2008) with 93% rated investment grade. Certain of the debt security ratings are on credit watch, for downgrade. The senior notes of the SIVs have ratings consistent with BMO’s senior debt ratings of Aa1 (Moody’s) and A+ (S&P). The SIVs hold no direct exposure to U.S. subprime mortgages. They hold a diversified mix of debt securities and the mix of securities is largely unchanged from October 31, 2008.
Exposure to Major Financial Institutions
Since October 31, 2008, governments in Europe and the United States have continued to provide significant financial support to local financial institutions. Trade flows between countries and regions were reduced, which has put pressure on the economies and banking systems in many countries. In view of the foregoing, BMO has continued to proactively manage its major financial institution counterparty exposures.
Caution
Given the uncertainty in the capital markets environment, our capital markets instruments could experience further valuation gains and losses due to changes in market value. This Financial Instruments in the Difficult Credit Environment section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

18 • BMO Financial Group Third Quarter Report 2009

The following table provides additional detail on select financial instruments that are held in our trading and available-for-sale portfolios. Most of our CDOs and CLOs are fully hedged with other large financial institutions. Net CDO exposure is minimal at $16 million, and net CLO exposure is also minimal, at $100 million, consisting of the $83 million carrying value of unhedged and wrapped instruments and a $17 million net loss on hedged instruments.
          BMO has invested only in senior and super-senior tranches of CDOs and CLOs. Tranche ratings in the table use the lowest external rating available provided by S&P, Moody’s or Fitch. The difference between hedged investment amounts and carrying value of hedged investments amounts reflect mark-to-market adjustments, which are generally recoverable through total return or credit default swaps. The underlying securities are a wide range of corporate assets. Approximately 30% of hedged investment amounts have been hedged through swaps with one financial institution counterparty rated A. The value of BMO’s interest in those hedges is supported by collateral held, with the exception of relatively modest amounts as permitted under counterparty agreements. Another 50% of hedged investment amounts relate to two AAA rated counterparties for which we have recorded $170 million of hedge gains. The remaining 20% relates to a CC rated counterparty for which we have recorded $29 million of hedge gains.
          Amounts in the table below exclude credit default swap (CDS) protection purchases from two credit derivative product company counterparties that have a market value of US$220 million (before deduction of US$27 million of credit valuation adjustments) and corresponding US$1.5 billion notional value of CDOs’ CDS protection provided to other financial institutions in our role as intermediary. One of the counterparties’ credit rating is Ba1 and the subordinated notes of the other counterparty are rated Caa1. The underlying security on the two exposures consists of three pools of broadly-diversified single name corporate and sovereign credits. Each of the pools has from 95 to 138 credits of which 65% to 81% are investment grade with first-loss protection that ranges from 8.2% to 19.2% with a weighted-average of 11.9% based on notional value.
Exposures to Other Select Financial Instruments ($ millions – Cdn) (1)

		Carrying		Carrying
		Value of		Value of	Cumulative
		Unhedged &	Hedged	Hedged	Loss in Value	Cumulative	Net Losses
	Tranche	Wrapped	Investment	Investment	of Hedged	Gain on	on Hedged
As at July 31, 2009	Rating	Investments	Amounts	Amounts	Investments	Hedges	Investments

CDO’s (2)	AAA	16						Sundry securities
	CCC or below		257	57	(200)	200	–	Hedged with FI rated A

		16	257	57	(200)	200	–

CLO’s	AAA	76						Mostly U.K. and European mid-size corporate loans
	AAA		265	186	(79)	78	(1)	Hedged with FI rated A
	AAA		1,356	1,177	(179)	163	(16)	Hedges with Monolines rated CC or better
	A- to AA+	7						U.K. mid-sized enterprise loans

		83	1,621	1,363	(258)	241	(17)

Residential MBS (4) (5)
No subprime	AAA	33						Mostly U.K. and Australian mortgages
U.S. subprime – wrapped	A- to AA+	2						Wrapped with monoline rated AAA (3)
	CCC or below	16						Wrapped with monoline rated CC or no longer rated
U.S. subprime	A- to AA+		60	49	(11)	11	–	Hedges with FI’s rated AA or better
	CCC or below		109	64	(45)	45	–	Hedges with FI’s rated AA or better

		51	169	113	(56)	56	–

Commercial MBS (5)	AAA	25						European, U.K. and U.S. commercial real estate loans
	A- to AA+	137						Mostly Canadian commercial and multi-use residential loans

		162

Asset-backed Securities	AAA	226						Mostly Canadian credit card receivables and auto loans
	A- to AA+	102						Mostly Canadian credit card receivables and auto loans
	BBB- to BBB+	70						Collateral notes on Canadian credit card receivables

		398

								FI’s = Financial Institutions

(1)	Most of the unhedged and wrapped investments were transferred to the available-for-sale portfolio effective August 1, 2008.

(2)	CDOs include indirect exposure to approximately $49 million of U.S. subprime residential mortgages. As noted above, this exposure is hedged via total return swaps with a large non-monoline financial institution.

(3)	Certain ratings are under review.

(4)	Wrapped MBS have an insurance guarantee attached and are rated inclusive of the wrap protection. RMBS included in the hedged investment amounts of $169 million have exposure to an estimated $83 million of underlying U.S. subprime loans.

(5)	Amounts exclude BMO Life Assurance holdings of $33 million of residential MBS and $290 million of commercial MBS.
BMO Financial Group Third Quarter Report 2009 • 19

Review of Operating Groups’ Performance
Operating Groups’ Summary Income Statements and Statistics for Q3-2009

	Q3-2009					YTD-2009
				Corporate					Corporate
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	including T&O	Total BMO	P&C	PCG	BMO CM	including T&O	Total BMO

Net interest income (teb) (1)	1,163	87	440	(224)	1,466	3,440	265	1,460	(1,037)	4,128
Non-interest revenue	462	434	593	23	1,512	1,301	1,202	1,112	332	3,947

Total revenue (teb) (1)	1,625	521	1,033	(201)	2,978	4,741	1,467	2,572	(705)	8,075
Provision for credit losses	114	1	43	259	417	338	4	129	746	1,217
Non-interest expense	952	392	516	13	1,873	2,814	1,140	1,440	208	5,602
Income before income taxes and non-controlling interest in subsidiaries	559	128	474	(473)	688	1,589	323	1,003	(1,659)	1,256
Income taxes (recovery) (teb) (1)	178	8	131	(205)	112	507	52	232	(732)	59
Non-controlling interest in subsidiaries	–	–	–	19	19	–	–	–	57	57

Net income Q3-2009	381	120	343	(287)	557	1,082	271	771	(984)	1,140

Net income Q2-2009	359	78	249	(328)	358

Net income Q3-2008	343	125	263	(210)	521	969	368	421	(340)	1,418

Other statistics

Net economic profit	221	86	171	(399)	79	587	178	226	(1,218)	(227)
Return on equity	24.7%	35.9%	21.8%	nm	12.1%	22.7%	30.1%	15.3%	nm	8.5%
Cash return on equity	25.3%	36.1%	21.8%	nm	12.3%	23.2%	30.4%	15.3%	nm	8.7%
Operating leverage	1.5%	(7.4%)	29.1%	nm	3.3%	0.9%	(10.9%)	39.0%	nm	(1.2%)
Cash operating leverage	1.5%	(7.3%)	29.1%	nm	3.2%	0.9%	(10.9%)	39.0%	nm	(1.2%)
Productivity ratio (teb)	58.5%	75.3%	50.0%	nm	62.9%	59.3%	77.8%	56.0%	nm	69.4%
Cash productivity ratio (teb)	57.9%	75.0%	49.9%	nm	62.5%	58.7%	77.5%	56.0%	nm	69.0%
Net interest margin on earning assets (1)	3.16%	2.93%	1.02%	nm	1.74%	3.10%	3.52%	1.06%	nm	1.60%
Average common equity	5,938	1,306	5,991	3,934	17,169	6,177	1,184	6,364	2,996	16,721
Average earning assets ($ billions)	145.9	11.8	170.6	6.5	334.9	148.4	10.1	183.8	3.1	345.4
Full-time equivalent staff	19,926	4,706	2,384	9,578	36,594

nm – not meaningful

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis. See the Non-GAAP Measures section.
The following sections review the financial results of each of our operating segments and operating groups for the third quarter of 2009.
          Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. In the current quarter, the results of our insurance business are now reported in Private Client Group rather than in P&C Canada. In addition, results of our term investments business are now reported in P&C Canada rather than in Private Client Group. All comparative figures have been reclassified to reflect these transfers.
Note 16 to the unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

20 • BMO Financial Group Third Quarter Report 2009

Personal and Commercial Banking

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2009	vs. Q3-2008		vs. Q2-2009		YTD-2009	vs. YTD-2008

Net interest income (teb)	1,163	97	9%	34	3%	3,440	363	12%
Non-interest revenue	462	28	7%	28	7%	1,301	65	5%

Total revenue (teb)	1,625	125	8%	62	4%	4,741	428	10%
Provision for credit losses	114	15	16%	3	3%	338	55	20%
Non-interest expense	952	61	7%	25	3%	2,814	233	9%

Income before income taxes and non-controlling interest in subsidiaries	559	49	10%	34	6%	1,589	140	10%
Income taxes (teb)	178	11	6%	12	7%	507	27	6%
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	381	38	11%	22	6%	1,082	113	12%

Amortization of intangible assets (after tax)	8	–	–	(1)	(12%)	25	3	14%

Cash net income	389	38	11%	21	6%	1,107	116	12%

Return on equity	24.7%		1.1%		2.1%	22.7%		(1.5%)
Cash return on equity	25.3%		1.1%		2.1%	23.2%		(1.6%)
Operating leverage	1.5%		nm		nm	0.9%		nm
Cash operating leverage	1.5%		nm		nm	0.9%		nm
Productivity ratio (teb)	58.5%		(0.9%)		(0.8%)	59.3%		(0.5%)
Cash productivity ratio (teb)	57.9%		(0.8%)		(0.7%)	58.7%		(0.5%)
Net interest margin on earning assets (teb)	3.16%		0.28%		0.03%	3.10%		0.25%
Average earning assets	145,941	(1,284)	(1%)	(2,259)	(2%)	148,423	4,401	3%

nm – not meaningful
Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Banking Canada (P&C Canada)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2009	vs. Q3-2008		vs. Q2-2009		YTD-2009	vs. YTD-2008

Net interest income (teb)	953	84	10%	57	6%	2,757	216	9%
Non-interest revenue	400	17	5%	25	7%	1,121	69	7%

Total revenue (teb)	1,353	101	8%	82	6%	3,878	285	8%
Provision for credit losses	97	10	13%	4	6%	285	33	13%
Non-interest expense	737	40	6%	44	6%	2,134	112	6%

Income before income taxes and non-controlling interest in subsidiaries	519	51	11%	34	7%	1,459	140	11%
Income taxes (teb)	163	10	7%	12	8%	461	27	6%
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	356	41	13%	22	6%	998	113	13%

Amortization of intangible assets (after tax)	–	1	97%	(1)	(10%)	3	1	41%

Cash net income	356	42	13%	21	6%	1,001	114	13%

Personal revenue	647	14	2%	41	6%	1,859	50	3%
Commercial revenue	390	56	17%	33	10%	1,093	93	9%
Cards revenue	316	31	11%	8	3%	926	142	18%
Operating leverage	2.4%		nm		nm	2.4%		nm
Cash operating leverage	2.4%		nm		nm	2.5%		nm
Productivity ratio (teb)	54.4%		(1.2%)		(0.1%)	55.0%		(1.3%)
Cash productivity ratio (teb)	54.3%		(1.3%)		(0.1%)	54.9%		(1.3%)
Net interest margin on earning assets (teb)	3.17%		0.33%		0.03%	3.10%		0.28%
Average earning assets	119,052	(2,710)	(2%)	1,806	2%	118,734	(1,450)	(1%)

nm – not meaningful
BMO Financial Group Third Quarter Report 2009 • 21

Q3 2009 vs Q3 2008
Net income was $356 million, up $41 million or 13% from a year ago, despite a slower economy.
          Revenue rose $101 million or 8.2%, driven by volume growth across most products, an improved net interest margin and net investment securities gains, partially offset by lower securitization revenues. Net interest margin increased by 33 basis points. Approximately one-half of the increase was attributable to deposit growth outpacing loan growth, while one-third was due to the impact of securitizing low-margin mortgages. The remaining increase was driven by favourable prime rates relative to BA rates, as well as actions to mitigate the impact of rising long-term funding costs.
          In the personal banking segment, revenue increased $14 million or 2.3%, driven by volume growth in higher-spread loans and deposits and favourable prime rates relative to BA rates, partially offset by reductions in mortgage refinancing fees and securitization revenue. Homeowner Readiline growth drove personal loan growth of 15% year over year. Market share increased 10 basis points from the prior year but decreased 5 basis points from the second quarter to 11.75%. Balance growth was dampened by management actions taken to maintain the quality of the portfolio.
          In the weaker housing market, our mortgage loan balances declined from a year ago, due to securitization and the runoff of our broker-channel and third-party loans. Mortgage market share decreased 86 basis points from a year ago and 30 basis points from the second quarter.
          Personal deposits increased 15% year over year. The combination of improved performance management, investment in our branch network, simplified product offerings and customers’ preferences for bank deposits in uncertain market conditions contributed to this growth. Market share decreased 13 basis points relative to the second quarter in a highly competitive environment. Market share increased 32 basis points year over year to 12.29% and we are confident with the actions we are taking to generate future growth.
          In the commercial banking segment, revenue increased $56 million or 17% due to growth in deposits. The increase also reflected net investment securities gains, higher activity fees, actions to mitigate the impact of rising long-term funding costs and favourable prime rates relative to BA rates. While loan growth was flat from a year ago amid economic weakness and continued competition, our market share increased by 21 basis points from the prior year and 13 basis points from the second quarter. BMO ranks second in Canadian business banking market share of small and mid-sized businesses at 20.1%. On the deposit side of the business, balances grew 10.2%, reflecting our customers’ attraction to the security of bank deposits in the current environment and also our focus on meeting our customers’ banking needs.
          Cards and Payment Services revenue increased $31 million or 11% year over year due to balance growth, spread improvement and higher payment service revenue.
          Non-interest expense increased $40 million or 5.8%, primarily due to higher employee benefits costs, higher performance-based compensation and severance costs related to simplifying our management structure. The group’s cash operating leverage was 2.4%. We continue to invest strategically to improve our competitive position and, mindful of the current economic environment, continue to tightly manage our operating expenses.
          Average loans and acceptances, including securitized loans, increased $3.2 billion or 2.4% from a year ago and personal and commercial deposits grew $10.9 billion or 13%.
Q3 2009 vs Q2 2009
Net income increased $22 million or 6.4%.
          Revenue increased $82 million or 6.4%, driven by volume growth, an improved net interest margin, higher activity fees, investment securities gains and three more calendar days in the current quarter. Net interest margin improved by 3 basis points due to higher mortgage refinancing fees.
          Non-interest expense increased $44 million or 6.3% due to higher performance-based compensation, three more calendar days in the current quarter and severance costs.
          Average loans and acceptances including securitized loans increased $0.4 billion or 0.3% from the second quarter, personal and term deposits increased $0.3 billion or 0.4% and commercial deposits increased $1.1 billion or 4.8%.
Q3 YTD 2009 vs Q3 YTD 2008
Net income increased $113 million or 13%. Revenue increased $285 million or 8.0% driven by volume growth across most products, an improved net interest margin and higher cards and payment service revenue, partially offset by lower revenue from mutual funds products and investment securities losses in softer equity markets. Net interest margin increased 28 basis points. Approximately half of the increase was attributable to securitizing mortgages. The remainder was due to deposit growth outpacing loan growth, favourable prime rates relative to BA rates and actions to mitigate the impact of rising long-term funding costs, partially offset by lower mortgage refinancing fees. Non-interest expense increased $112 million or 5.6% primarily due to increases in employee benefit costs, capital taxes, performance-based compensation, occupancy and severance costs.

22 • BMO Financial Group Third Quarter Report 2009

Personal and Commercial Banking U.S. (P&C U.S.)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2009		vs. Q3-2008		vs. Q2-2009	YTD-2009		vs. YTD-2008

Net interest income (teb)	210	13	7%	(23)	(10%)	683	147	27%
Non-interest revenue	62	11	19%	3	4%	180	(4)	(3%)

Total revenue (teb)	272	24	9%	(20)	(7%)	863	143	20%
Provision for credit losses	17	5	39%	(1)	(11%)	53	22	72%
Non-interest expense	215	21	11%	(19)	(8%)	680	121	22%

Income before income taxes and non-controlling interest in subsidiaries	40	(2)	(6%)	–	–	130	–	–
Income taxes (teb)	15	1	2%	–	–	46	–	–
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	25	(3)	(8%)	–	–	84	–	–

Amortization of intangible assets (after tax)	8	(1)	(2%)	–	–	22	2	11%

Cash net income	33	(4)	(7%)	–	–	106	2	2%

Operating leverage	(1.5%)		nm		nm	(1.8%)		nm
Cash operating leverage	(2.1%)		nm		nm	(2.3%)		nm
Productivity ratio (teb)	79.2%		1.1%		(1.1%)	78.8%		1.2%
Cash productivity ratio (teb)	76.0%		1.5%		(0.9%)	75.7%		1.4%
Net interest margin on earning assets (teb)	3.13%		0.02%		0.08%	3.08%		0.07%
Average earning assets	26,889	1,426	6%	(4,065)	(13%)	29,689	5,851	25%

U.S. Select Financial Data (US$ in millions)
Net interest income (teb)	190	(5)	(3%)	3	1%	573	40	7%
Non-interest revenue	55	4	9%	7	17%	151	(32)	(17%)

Total revenue (teb)	245	(1)	(1%)	10	4%	724	8	1%
Non-interest expense	193	1	1%	4	3%	570	14	3%
Net income	23	(5)	(16%)	2	16%	71	(13)	(15%)
Average earning assets	24,220	(936)	(4%)	(704)	(3%)	24,874	1,177	5%

   nm – not meaningful
Q3 2009 vs Q3 2008
Net income decreased $3 million or 8.3% to $25 million. On a U.S. dollar basis, net income decreased $5 million or 16% to $23 million.
          Higher levels of impaired loans and related costs of managing this portfolio reduced net income in the quarter by US$13 million.
          Revenue decreased US$1 million or 0.5% but grew US$8 million or 3.3% excluding the impact of higher levels of impaired loans relative to a year ago. The revenue increase was largely driven by gains on the sale of mortgages. Excluding the impact of acquisitions, deposits grew US$1.8 billion or 10%.
          Non-interest expense increased US$1 million or 0.8%. They decreased $3 million or 1.3% excluding the increased costs of managing our impaired loan portfolio, reflecting the success of focused expense management.
Q3 2009 vs Q2 2009
Net income was consistent with the prior quarter. On a U.S. dollar basis, net income increased $2 million or 16%.
          Revenue increased US$10 million or 4.0% primarily due to an improved net interest margin, an increase in gains on mortgage sales and the impact of more days in the current quarter.
          Non-interest expense increased US$4 million or 2.6%, largely due to higher costs of managing our impaired loan portfolio.
Q3 YTD 2009 vs Q3 YTD 2008
Net income was consistent with the prior year. On a U.S. dollar basis, net income decreased $13 million or 15%. The impact of impaired loans reduced net income by US$35 million.
          Revenue increased US$8 million or 1.1% but improved US$39 million or 6.0% excluding the US$38 million Visa Inc. IPO gain of a year ago, the US$29 million impact of the Wisconsin acquisitions and the US$22 million increase in the impact of higher levels of impaired loans. The improvement was largely due to higher gains on mortgage sales, an improved net interest margin and higher loan and deposit volumes.
          Non-interest expense increased US$14 million or 2.6%. Expenses were flat excluding changes in the Visa litigation accrual, a US$9 million increase in costs of managing our impaired loan portfolio and the US$28 million impact of the Wisconsin acquisitions.

BMO Financial Group Third Quarter Report 2009 • 23

Private Client Group (PCG)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2009		vs. Q3-2008		vs. Q2-2009	YTD-2009		vs. YTD-2008

Net interest income (teb)	87	(10)	(10%)	1	2%	265	(10)	(4%)
Non-interest revenue	434	(34)	(7%)	53	14%	1,202	(163)	(12%)

Total revenue (teb)	521	(44)	(8%)	54	12%	1,467	(173)	(11%)
Provision for credit losses	1	–	–	(1)	(1%)	4	1	42%
Non-interest expense	392	(2)	–	29	8%	1,140	3	–

Income before income taxes	128	(42)	(25%)	26	24%	323	(177)	(36%)
Income taxes (teb)	8	(37)	(83%)	(16)	(68%)	52	(80)	(61%)

Net income	120	(5)	(4%)	42	54%	271	(97)	(26%)

Amortization of intangible assets (after tax)	–	–	–	(1)	(22%)	2	–	–

Cash net income	120	(5)	(4%)	41	53%	273	(97)	(26%)

Return on equity	35.9%		(7.5%)		8.2%	30.1%		(14.1%)
Cash return on equity	36.1%		(7.6%)		8.1%	30.4%		(14.1%)
Operating leverage	(7.4%)		nm		nm	(10.9%)		nm
Cash operating leverage	(7.3%)		nm		nm	(10.9%)		nm
Productivity ratio (teb)	75.3%		5.6%		(2.5%)	77.8%		8.5%
Cash productivity ratio (teb)	75.0%		5.5%		(2.4%)	77.5%		8.4%
Net interest margin on earning assets (teb)	2.93%		(1.93%)		(0.68%)	3.52%		(1.26%)
Average earning assets	11,803	3,919	50%	2,097	22%	10,068	2,393	31%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	57	(5)	(9%)	6	13%	148	(35)	(19%)
Non-interest expense	57	(1)	(3%)	6	11%	161	(9)	(5%)
Net income	–	(3)	(95%)	1	+100%	(9)	(18)	(+100%)
Cash net income	–	(3)	(87%)	–	–	(8)	(18)	(+100%)
Average earning assets	2,255	121	6%	(23)	(1%)	2,267	148	7%

   nm – not meaningful
Q3 2009 vs Q3 2008
Net income of $120 million decreased $5 million or 4.2% from the same quarter a year ago, reflective of challenging equity markets and a low interest rate environment. Net income in the current quarter benefited from a $23 million recovery of prior periods’ income taxes. Results include a full quarter of earnings from the BMO Life Assurance acquisition, which contributed $5 million of net income in the quarter. As previously disclosed, all of BMO’s insurance businesses now operate within Private Client Group, better aligning our wealth management strategy and bringing our insurance capabilities and skill-sets together. The term investment business is now included within P&C Canada. All comparative figures have been reclassified to reflect the Insurance and Term Investment transfers. Net income was comprised of $67 million from Insurance and $53 million from PCG excluding insurance.
          Revenue decreased $44 million or 7.7% and was negatively impacted by lower fee-based and commission revenue in Full-Service Investing and lower revenue in our mutual fund businesses, reflecting the negative impact of softer market conditions on the group’s assets under management and administration. Revenue in the brokerage businesses was lowered by deposit spread compression. Revenue benefited from the $27 million impact of the BMO Life Assurance acquisition. The stronger U.S. dollar increased revenue growth by $6 million or 1.1 percentage points.
          Non-interest expense decreased by $2 million or 0.3% due to lower revenue-based costs and active expense management that largely offset the impact of the acquisition and foreign exchange. The BMO Life Assurance acquisition increased expenses by $19 million in the quarter, including integration costs of $3 million. The stronger U.S. dollar increased expenses by $5 million or 1.4 percentage points.
          Assets under management and administration have been affected by softer market conditions and decreased $14 billion or 5.7%, despite a $4 billion benefit related to the stronger U.S. dollar.
Q3 2009 vs Q2 2009
Net income improved $42 million or 54% from the prior quarter, benefiting from improved equity markets, a full quarter of earnings from BMO Life Assurance and the $23 million recovery of prior periods’ income taxes.
          The BMO Life Assurance acquisition increased revenue by $17 million, expenses by $12 million and net income by $3 million as the prior quarter only included one month of earnings.
          Revenue of $521 million improved $54 million from the second quarter due primarily to higher revenue in the brokerage businesses, higher fee-based revenue in mutual funds on increased client assets and increased BMO Life Assurance revenues, partially offset by the impact of the weaker U.S. dollar. Assets under management and administration improved by $6 billion or 2.7% and by 6.5% in source currency.
          Non-interest expense increased $29 million from the previous quarter due primarily to higher revenue-based costs and higher BMO Life Assurance expenses, partially offset by the impact of the weaker U.S. dollar.

24 • BMO Financial Group Third Quarter Report 2009

Q3 YTD 2009 vs Q3 YTD 2008
Net income decreased $97 million or 26% from the same period a year ago, reflective of challenging equity markets and a low interest rate environment. Results in the current year were lowered by an $11 million after-tax charge in respect of the valuation of auction-rate securities and benefited from a $23 million recovery of prior periods’ income taxes.
          The BMO Life Assurance acquisition has added $37 million of revenues, $26 million of expenses and $7 million of net income.
          Revenue decreased by $173 million or 11%. The decline was primarily due to lower revenue in our brokerage businesses and lower fee-based revenue in our mutual fund businesses, reflecting the negative impact of softer equity market conditions on the group’s assets under management and administration, partially offset by higher insurance revenues. Lower net interest income was primarily due to lower revenue in the brokerage businesses due to spread compression on deposit balances. The stronger U.S. dollar increased revenue by $29 million or 1.8 percentage points.
          Non-interest expense increased $3 million or 0.3%. The stronger U.S. dollar increased expenses by $29 million or 2.5 percentage points. As well, there were higher expenses from BMO Life Assurance which added $26 million of expenses. These expense increases were partially offset by reductions in incentive compensation and revenue-based costs, in line with lower revenue, and the effects of active expense management.

BMO Capital Markets (BMO CM)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2009	vs. Q3-2008		vs. Q2-2009		YTD-2009	vs. YTD-2008

Net interest income (teb)	440	146	50%	(64)	(13%)	1,460	615	73%
Non-interest revenue	593	134	29%	285	92%	1,112	239	27%

Total revenue (teb)	1,033	280	37%	221	27%	2,572	854	50%
Provision for credit losses	43	14	47%	(1)	(2%)	129	42	49%
Non-interest expense	516	39	8%	65	14%	1,440	140	11%

Income before income taxes	474	227	93%	157	50%	1,003	672	+100%
Income taxes (teb)	131	147	+100%	63	93%	232	322	+100%

Net income	343	80	30%	94	38%	771	350	83%

Amortization of intangible assets (after tax)	1	–	–	1	100%	1	–	–

Cash net income	344	80	30%	95	38%	772	350	83%

Trading Products revenue	666	269	68%	177	36%	1,476	693	89%
Investment and Corporate Banking and Other revenue	367	11	4%	44	14%	1,096	161	17%
Return on equity	21.8%		4.6%		7.1%	15.3%		6.4%
Cash return on equity	21.8%		4.6%		7.0%	15.3%		6.3%
Operating leverage	29.1%		nm		nm	39.0%		nm
Cash operating leverage	29.1%		nm		nm	39.0%		nm
Productivity ratio (teb)	50.0%		(13.4%)		(5.6%)	56.0%		(19.7%)
Cash productivity ratio (teb)	49.9%		(13.5%)		(5.7%)	56.0%		(19.7%)
Net interest margin on earning assets (teb)	1.02%		0.33%		(0.07%)	1.06%		0.42%
Average earning assets	170,628	1,218	1%	(19,394)	(10%)	183,828	6,989	4%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	335	39	13%	(9)	(2%)	1,164	331	40%
Non-interest expense	176	(21)	(10%)	17	11%	526	(30)	(5%)
Net income	88	30	52%	(20)	(18%)	394	220	+100%
Average earning assets	63,775	(3,193)	(5%)	(2,346)	(4%)	66,264	(4,605)	(6%)

   nm – not meaningful
Q3 2009 vs Q3 2008
Net income was $343 million, up $80 million or 30% from a year ago. Results a year ago included charges of $134 million ($96 million after tax) in respect of the capital markets environment as described in the Notable Items section at the end of this MD&A, as well as a recovery of prior periods’ income taxes of $82 million. Results this quarter included a modest net charge after tax related to such items. Credit valuation adjustments were favourable at $61 million this quarter but were more than offset by $74 million of mark-to-market losses on credit default swaps that mitigate credit exposure on our loan portfolio. There was a small net charge in respect of Apex this quarter including a charge in respect of the hedge of up to the first $515 million of losses on our committed exposure under the senior funding facility, net of a small mark-to-market gain on our investment in Apex notes.
          Revenue increased $280 million or 37% to $1,033 million. The stronger U.S. dollar increased revenues by $40 million relative to a year ago. There were significantly higher trading revenues and corporate banking revenues. The group also benefited from a large reduction in securities losses.
          Trading Products revenue increased 68% from a year ago driven primarily by increased trading revenues. Trading revenues increased in large part due to the change in credit valuation adjustments as well as strong performance in certain

BMO Financial Group Third Quarter Report 2009 • 25

core trading businesses including fixed income, money market and structured products trading.
          Investment and Corporate Banking and Other revenue increased by $11 million due to significantly higher corporate banking net interest income, partially offset by mark-to-market losses on credit default swap positions that mitigate the credit exposure in our loan portfolio. The large increase in net interest income is due in part to pricing initiatives and a stronger U.S. dollar. Lending fees and debt underwriting fees were also up from a year ago, while cash management revenues declined due to lower client balances.
          Net interest income rose $146 million from a year ago due to increased corporate banking net interest income as noted above, as well as significantly higher trading net interest income. Trading net interest income consists of interest earned on trading assets less the costs of funding the assets. Net interest margin improved 33 basis points from the prior year, driven by higher spreads in our corporate lending business and increased trading net interest income.
          Non-interest expense increased $39 million or 8.3% as a result of increased variable compensation, consistent with improved business performance. The stronger U.S. dollar increased expenses by $15 million. The group’s cash operating leverage was 29.1%.
Q3 2009 vs Q2 2009
Net income increased $94 million or 38% from the previous quarter. Results in the second quarter were affected by charges of $117 million ($80 million after tax) in respect of the capital markets environment, as described in the Notable Items section.
          Revenue increased $221 million or 27%. The weaker U.S. dollar decreased revenue by $54 million. The increase in overall revenue was driven mainly by trading revenues, in part due to the large capital markets environment charges in the previous quarter reflected in trading revenues. The increase in trading revenues was partially offset by a decrease in corporate banking net interest income as a result of reductions in the loan portfolio. Merger and acquisition fees and equity underwriting fees also decreased.
          Trading Products revenue increased 36% from the previous quarter due to higher trading revenues as noted above. Investment and Corporate Banking and Other revenue rose 14% from the second quarter due to a large reduction in securities losses in our merchant banking portfolio and lower trading losses on credit default swaps used to hedge our loan portfolio. Debt underwriting fees increased, but the increase was offset by declines in merger and acquisition and equity underwriting activities. Corporate banking net interest income also decreased as noted above.
          Non-interest expense was $65 million or 14% higher than in the second quarter due to increased variable compensation, consistent with improved performance. The weaker U.S. dollar reduced expenses by $20 million.
Q3 YTD 2009 vs Q3 YTD 2008
Net income increased $350 million to $771 million. Results in the first half of 2009 were affected by charges of $628 million ($428 million after tax) related to the capital markets environment as detailed in the Notable Items section. Results in the third quarter reflected a modest net charge. Results in 2008 were affected by charges of $580 million ($392 million after tax) as reflected in the Notable Items section. They also included an $82 million recovery of prior periods’ income taxes.
          Revenue rose $854 million or 50% due to the strength of our underlying core businesses. There were significantly improved trading revenues and corporate banking revenues. Revenues from our interest-rate-sensitive businesses also performed very well in the first two quarters, having benefited from the unprecedented easing in the interest rate environment. Securities losses have increased significantly over the same period in the prior year. Commission revenues and merger and acquisition fees also declined. The stronger U.S. dollar bolstered revenue from our U.S. businesses.
          Non-interest expense was $140 million higher than in the prior year in large part due to increased variable compensation consistent with improved revenue performance and, to a lesser extent, increased computer and allocated costs.

26 • BMO Financial Group Third Quarter Report 2009

Corporate Services, Including Technology and Operations

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2009	vs. Q3-2008		vs. Q2-2009		YTD-2009	vs. YTD-2008

Net interest income (teb)	(224)	(49)	(29%)	160	42%	(1,037)	(503)	(94%)
Non-interest revenue	23	(80)	(78%)	(174)	(88%)	332	77	30%

Total revenue (teb)	(201)	(129)	(+100%)	(14)	(8%)	(705)	(426)	(+100%)
Provision for credit losses	259	(96)	(27%)	44	20%	746	254	51%
Non-interest expense	13	(7)	(37%)	(134)	(91%)	208	150	+100%
Loss before income taxes and non-controlling interest in subsidiaries	473	26	6%	(76)	(14%)	1,659	830	100%
Income tax recovery (teb)	205	(50)	(20%)	(35)	(16%)	732	188	34%
Non-controlling interest in subsidiaries	19	1	2%	–	–	57	2	4%

Net loss	287	77	36%	(41)	(12%)	984	644	+100%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(37)	(3)	(9%)	38	50%	(235)	(105)	(80%)
Provision for credit losses	181	(231)	(56%)	19	11%	567	(7)	(1%)
Non-interest expense	(2)	18	86%	(21)	(+100%)	3	48	+100%
Income tax recovery (teb)	86	(65)	(45%)	(4)	(9%)	306	51	19%
Net loss	135	(145)	(51%)	(35)	(20%)	513	95	23%

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to BMO’s overall asset-liability management.
          Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client groups (P&C, PCG and BMO Capital Markets) and only relatively minor amounts are retained within T&O. As such, results in this section largely reflect the other corporate units outlined above.
          There was a net loss of $287 million in the quarter compared with a net loss of $210 million in the prior year. Provisions for credit losses were better by $96 million as a result of lower provisions charged to Corporate under BMO’s application of the expected-loss-provisioning methodology. Results in the quarter included an increase in the general allowance for credit losses of $60 million, compared with a $50 million increase a year ago and no increase in the second quarter of 2009. Revenues were worse by $129 million mainly due to the impact of credit card securitizations completed in 2008, the negative carry on certain asset-liability interest rate positions as a result of changes in market interest rates, the continued impact of funding activities that have enhanced our strong liquidity position and mark-to-market losses compared to gains in the prior year. Expenses in the quarter reflected a nominal $10 million reversal of the 2007 restructuring charge.
          The net loss decreased $41 million from the second quarter primarily due to lower expenses. There were $118 million ($80 million after tax) of severance charges recorded in the second quarter. Revenues were $14 million worse. There was a $160 million improvement in net interest income due in part to management actions to lower the negative carry on certain asset-liability interest rate and liquidity positions and to more stable market conditions. Overall revenue fell slightly as non-interest revenue decreased due in large part to lower securitization revenue and mark-to-market losses on certain hedging activities compared to gains in the second quarter.
          The net loss for the year to date rose $644 million from a year ago, driven in large part by lower revenues, higher provisions for credit losses, due to our expected loss provisioning methodology, and higher severance costs. There was a $60 million increase in the general allowance for credit losses in the current year to date and a $110 million increase in the comparable period in 2008.

BMO Financial Group Third Quarter Report 2009 • 27

Notable items

(Canadian $ in millions, except as noted)	Q3-2009	Q2-2009	Q3-2008	YTD-2009	YTD-2008

Charges related to deterioration in capital markets environment	–	117	134	645	580
Related income taxes	–	37	38	206	188

Net impact of charges related to deterioration in capital markets environment (a)	–	80	96	439	392

Severance costs	–	118	–	118	–
Related income taxes	–	38	–	38	–

Net impact of severance (b)	–	80	–	80	–

Increase in general allowance	60	–	50	60	110
Related income taxes	21	–	20	21	42

Net impact of increase in general allowance (c)	39	–	30	39	68

Net impact of notable items (a+b+c)	39	160	126	558	460

Notable Items
Q3 2009
Net income was reduced by a $60 million ($39 million after tax and $0.07 per share) increase in the general allowance for credit losses recorded in Corporate Services. No charges in respect of the capital markets environment have been designated as notable items this quarter in light of the relative insignificance of the amounts. There was a net benefit in the quarter in respect of Credit Valuation Adjustment (CVA) benefits and a modest charge on the Canadian credit protection vehicle, Apex. These were more than offset by trading losses on CDS used to hedge our lending portfolio.
Q3 2008
BMO’s results in the third quarter of 2008 were affected by capital markets environment charges of $134 million ($96 million after tax and $0.19 per share) and a $50 million ($30 million after tax and $0.06 per share) increase in the general allowance.
          The $134 million of charges outlined above reduced trading non-interest revenue ($76 million), investment securities gains ($61 million) and increased other revenue ($3 million).
Q2 2009
Results in the second quarter of 2009 were affected by Notable Items totalling $235 million ($160 million after tax and $0.30 per share). BMO Capital Markets recorded unrealized capital markets environment charges of $117 million ($80 million after tax and $0.15 per share) that reduced trading non-interest revenue. Results also included severance costs of $118 million ($80 million after tax and $0.15 per share) recorded in Corporate Services.
YTD 2009
Net income for the year-to-date 2009 was affected by Notable Items totalling $823 million ($558 million after tax and $1.06 per share). BMO Capital Markets recorded capital markets environment charges of $628 million ($428 million after tax) and PCG recorded charges of $17 million ($11 million after tax) related to auction-rate securities in the first half of the year. In Corporate Services, there were also severance costs of $118 million ($80 million after tax) and a $60 million ($39 million after tax) increase in the general allowance for credit losses.
          Non-interest revenue for year-to-date 2009 was affected by the $645 million of capital markets environment charges outlined above. There were reductions in trading non-interest revenue ($402 million), investment securities gains ($226 million) and other revenue ($17 million).
YTD 2008
Net income for the year-to-date 2008 was reduced by $690 million ($460 million after tax and $0.91 per share) of Notable Items. They included $580 million ($392 million after tax) of charges in respect of the capital markets environment recorded in BMO Capital Markets and a $110 million ($68 million after tax) increase in the general allowance for credit losses recorded in Corporate Services.
          Non-interest revenue for year-to-date 2008 was affected by the $580 million of charges outlined above. There were reductions in trading non-interest revenue ($425 million), investment securities gains ($119 million) and other revenue ($36 million).

28 • BMO Financial Group Third Quarter Report 2009

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q3-2009	Q2-2009	Q3-2008	YTD-2009	YTD-2008

Non-interest expense (a)	1,873	1,888	1,782	5,602	5,076
Amortization of acquisition-related intangible assets (note 1)	(12)	(12)	(11)	(34)	(31)

Cash-based non-interest expense (b) (note 2)	1,861	1,876	1,771	5,568	5,045

Net income	557	358	521	1,140	1,418
Amortization of acquisition-related intangible assets, net of income taxes	9	10	9	27	25

Cash net income (note 2)	566	368	530	1,167	1,443
Preferred share dividends	(33)	(26)	(19)	(82)	(48)
Charge for capital (note 2)	(454)	(429)	(389)	(1,312)	(1,134)

Net economic profit (note 2)	79	(87)	122	(227)	261

Revenue (c)	2,978	2,655	2,746	8,075	7,392
Revenue growth (%) (d)	8.4	1.3	7.5	9.2	3.4
Productivity ratio (%) ((a/c) x 100)	62.9	71.1	64.9	69.4	68.7
Cash productivity ratio (%) ((b/c) x 100) (note 2)	62.5	70.7	64.5	69.0	68.2
Non-interest expense growth (%) (e)	5.1	12.4	7.4	10.4	2.6
Cash-based non-interest expense growth (%) (f) (note 2)	5.2	12.3	7.5	10.4	2.7
Operating leverage (%) (d-e)	3.3	(11.1)	0.1	(1.2)	0.8
Cash operating leverage (%) (d-f) (note 2)	3.2	(11.0)	–	(1.2)	0.7
EPS (uses net income) ($)	0.97	0.61	0.98	1.97	2.70
Cash EPS (uses cash net income) ($)	0.98	0.63	1.00	2.01	2.75

Note 1: The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.

Note 2: These are non-GAAP amounts or non-GAAP measures.
Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
          At times, we indicate certain measures excluding the effects of items but generally do so in conjunction with disclosure of the nearest GAAP measure and provide detail of the reconciling item. Amounts and measures stated on such a basis are considered useful as they could be expected to be reflective of ongoing operating results or assist readers’ understanding of performance. To assist readers, we have also provided a schedule that summarizes notable items that have affected results in the reporting periods.
Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of acquisition-related intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of acquisition-related intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.
          Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

BMO Financial Group Third Quarter Report 2009 • 29

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our website at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 25, 2009 at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, November 23, 2009 by calling 416-695-5800 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 3278112.
          A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, November 23, 2009.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019
Chief Financial Officer
Russel Robertson, Chief Financial Officer
russ.robertson@bmo.com, 416-867-7360
Corporate Secretary
Blair Morrison, Vice-President & Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan
Average market price
May 2009 $42.26 ($41.41*)
June 2009 $47.82
July 2009 $52.14
* reflects 2% discount for dividend reinvestment
For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 19th Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, One First Canadian Place,
18th Floor Toronto, Ontario M5X 1A1
To review financial results online, please visit our website at www.bmo.com

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Annual Meeting 2010
The next Annual Meeting of Shareholders will be held on
Tuesday, March 23, 2010 in Winnipeg, Manitoba.